Exhibit 2.1

EXECUTION

PURCHASE AGREEMENT

dated as of October 11, 2016

among

TAP AUTOMOTIVE HOLDINGS, LLC,

THE MEMBERS OF TAP AUTOMOTIVE HOLDINGS, LLC,

POLARIS INDUSTRIES INC.

and

ORIX FUNDS CORP.

(SOLELY IN ITS CAPACITY AS THE SELLERS’ REPRESENTATIVE)

	TABLE OF CONTENTS
		Page
	ARTICLE I

	DEFINITIONS

Section 1.01.	Certain Defined Terms	1

	ARTICLE II

	PURCHASE AND SALE OF THE UNITS

Section 2.01.	Purchase and Sale of the Units	15
Section 2.02.	Closing	16
Section 2.03.	Payments	16
Section 2.04.	Pre-Closing Consideration Adjustment	17
Section 2.05.	Post-Closing Consideration Adjustment	18
Section 2.06.	Withholding	22
Section 2.07.	Transfer Taxes	23
Section 2.08.	Purchase Price Allocation	23
Section 2.09.	Closing Deliveries	23
Section 2.10.	Sellers' Representative	26
Section 2.11.	Payments and Computations	28

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Section 3.01.	Organization, Due Authorization and Enforceability	28
Section 3.02.	Consents and Approvals	29
Section 3.03.	No Conflict	29
Section 3.04.	Title to Units	30
Section 3.05.	No Other Representations or Warranties	30

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.01.	Organization, Qualification, Due Authorization and Enforceability	30
Section 4.02.	Capital Structure; Transferred Subsidiaries	31
Section 4.03.	Consents and Approvals	32
Section 4.04.	No Conflict	32
Section 4.05.	Financial Information; Absence of Undisclosed Liabilities; Accounts Receivable; Inventory	33
Section 4.06.	Absence of Certain Changes	34

i

EXHIBITS, SCHEDULES, AND ANNEXES

ANNEXES

Annex I	-	Sellers
Annex II	-	Transferred Subsidiaries

EXHIBITS

Exhibit A		Form of Escrow Agreement
Exhibit B		Form of Seller Expenses Escrow Agreement
Exhibit C		Series A Preferred Interest Purchase Agreement
Exhibit D		Representation and Warranty Insurance Policy
Exhibit E		Net Working Capital Methodology
Exhibit F		Form of Owned Real Property Affidavit
Exhibit G		Form of Non-Imputation Affidavit
Exhibit H		Consents

SELLERS DISCLOSURE SCHEDULE

Section 1.01		Knowledge of such Sellers
Section 3.01		Organization, Due Authorization and Enforceability
Section 3.02		Consents and Approvals
Section 3.03		No Conflict
Section 3.04		Title to Units

COMPANY DISCLOSURE SCHEDULE

Section 1.01		Knowledge of the Company
Section 2.03(a)		Payments; Payoff Letters
Section 2.09(c)(i)		Written resignations of each director of certain Transferred Subsidiaries
Section 4.01(a)		Organization
Section 4.02(a)		Capital Structure; Transferred Subsidiaries
Section 4.04		No Conflict
Section 4.05		Financial Information; Absence of Undisclosed Liabilities
Section 4.10(a)		Intellectual Property
Section 4.10(f)		Licenses
Section 4.11		Material Contracts
Section 4.12(a)		Benefit Plans
Section 4.12(g)		Employees
Section 4.12(p)		Qualified Beneficiaries
Section 4.13		Insurance
Section 4.14(a)		Owned Real Property
Section 4.14(b)		Leased Real Property
Section 4.18		Affiliate Agreements
Section 4.20		Product Warranties
Section 4.22		Customers and Suppliers
Section 6.01(i)		Conduct of Business Prior to the Closing
Section 6.06		Affiliate Obligations and Arrangements
Section 7.01		Employee Matters

v

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of October 11, 2016, is entered into by and among TAP Automotive Holdings, LLC, a Delaware limited liability company (the “Company”), the members of the Company (other than the Series A Preferred Members) set forth on Annex I hereto (each, a “Seller” and collectively, the “Sellers”), Polaris Industries Inc., a Delaware corporation (the “Acquiror”), and ORIX Funds Corp., solely in its capacity as the Sellers’ Representative (as defined in Section 2.10(a)).

W I T N E S S E T H:

WHEREAS, the Sellers and the Series A Preferred Members own all of the issued and outstanding Interests in the Company as of the date hereof (as set forth on Annex I);

WHEREAS, the Sellers own all of the issued and outstanding Units as of the date hereof (as set forth on Annex I);

WHEREAS, the Sellers desire to sell to the Acquiror, and the Acquiror desires to purchase from the Sellers, all of the Units upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.  Certain Defined Terms.  As used in this Agreement, the following terms have the meanings set forth below.

“Accounting Firm” means Deloitte & Touche or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Acquiror and the Sellers’ Representative in writing.

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror 401(k) Plan” has the meaning set forth in Section 7.01(d).

“Acquiror Closing Date Transaction” means any transaction engaged in by the Company or any of the Transferred Subsidiaries on the Closing Date, which occurs after the Closing or at the direction of the Acquiror, including any transaction engaged in by the Company or any of the Transferred Subsidiaries in connection with the financing of any obligations of the Acquiror or the Company or any of the Transferred Subsidiaries to make a payment under this Agreement.

“Acquiror Indemnified Parties” has the meaning set forth in Section 10.02.

“Acquiror Material Adverse Effect” means a material impairment or delay of the ability of the Acquiror to perform its material obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Acquiror Specified Representations” means the representations and warranties made in Section 5.01, Section 5.05, Section 5.07 and Section 5.09.

“Action” means any claim, action, suit, arbitration, audit, examination, subpoena, demand, investigation or proceeding by or before any Governmental Authority or arbitral body.

“Adjustment Escrow Account” has the meaning set forth in Section 2.03(c)(iii).

“Adjustment Escrow Amount” means $4,000,000.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  With respect to any natural person, “Affiliate” also includes such person’s immediate family members.

 “Affiliate Agreements” means contracts, agreements, notes, leases, licenses and other instruments between the Company or any Transferred Subsidiary, on the one hand, and a Seller or an Affiliate of any Seller (other than the Company and the Transferred Subsidiaries), on the other hand.

“Agreement” means this Purchase Agreement, including the Exhibits and Annexes hereto, the Sellers Disclosure Schedule and the Company Disclosure Schedule, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“BAIC JV” means BAIC TAP off-Road Vehicle Technology Co., Ltd.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.01(a).

“Benefit Plans” has the meaning set forth in Section 4.12(a).

“Bonus Amount” means $13,070,000, representing the portion of the Closing Transaction Expense Amount comprised of the aggregate amount payable by the Company to the recipients and in the amounts set forth in the schedule delivered pursuant to Section 2.03(a)(ii).

“Bonus Amount Recipients” means the individuals identified in the schedule delivered pursuant to Section 2.03(a)(ii) as entitled to a portion of the Bonus Amount (in the denominations set forth therein).

“Business” means the business conducted by the Company and the Transferred Subsidiaries as of the date hereof.

“Business Day” means any day that is not a Saturday, a Sunday or another day on which commercial banks in the City of New York, New York are required or authorized by Law to remain closed.

“Cap” has the meaning set forth in Section 10.05.

“Cash” means cash and cash equivalents held by the Company and its Subsidiaries, determined in accordance with GAAP, provided that (i) Cash shall be reduced by the amount of any checks written (but not yet cashed by the payee thereof) by the Company or any of the Transferred Subsidiaries as of the time immediately preceding the Closing, and (ii) Cash shall not include any amounts held in escrow and deposits or any other items considered to be restricted cash under GAAP.

“Closing” has the meaning set forth in Section 2.02.

“Closing Cash” shall mean the amount of Cash of the Company and the Transferred Subsidiaries as of immediately prior to Closing.

“Closing Date” has the meaning set forth in Section 2.02.

“Closing Transaction Expense Amount” has the meaning set forth in Section 2.03(a).

“Code” means the United States Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 2.09(c)(vi).

“Company Disclosure Schedule” has the meaning set forth in the first paragraph of ARTICLE IV.

“Company Material Adverse Effect” means (a) any event or condition that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the financial condition,  results of operations, condition (financial or otherwise), or assets (taken as a whole) of the Company and the Transferred Subsidiaries (taken as a whole); provided, however, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur:  any adverse effect arising out of, resulting from or attributable to (i) (A) the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates, (B) political conditions generally of the United States or any political subdivision thereof or (C) changes that are the result of factors generally affecting any of the industries or markets in which the Business operates or in which products or services of the Business are used or distributed, (ii) the negotiation, execution, announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the other Transaction Agreements, (iii) the identity of, or the effects of any facts or circumstances relating to, the Acquiror or its Affiliates, (iv) any changes or prospective changes in applicable Law, GAAP or the enforcement or interpretation thereof, (v) actions permitted to be taken or omitted pursuant to this Agreement, (vi) the effect of any action taken by the Acquiror or its Affiliates with respect to the transactions contemplated by this Agreement, (vii) any hostilities, act of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, (viii) any failure by the Company or the Transferred Subsidiaries to achieve any earnings or other financial projections or forecasts (provided that the underlying causes of any such failure may be taken into account in determining a Company Material Adverse Effect) and (ix) any effect that is cured by the Company prior to the Closing, except in the case of the foregoing clauses (a)(i) and (a)(iv) to the extent such effect or change is materially disproportionately adverse with respect to the Company and the Transferred Subsidiaries (taken as a whole) as compared to other Persons engaged in the industries in which the Company and the Transferred Subsidiaries conduct business and (b) a material impairment on or material delay in the ability of the Company or the Sellers to perform their respective material obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Company Operating Agreement” means the Amended and Restated Limited Liability Agreement of TAP Automotive Holdings, LLC, dated as of October 30, 2009, by and among the Company and the Managers and Members (each as defined therein).

“Company Software” means any software owned by the Company or a Transferred Subsidiary.

“Company Specified Representations” means the representations and warranties made in the first sentence of Section 4.01 and in Section 4.02(a), Section 4.15 and Section 4.26.

“Confidentiality Agreement” has the meaning set forth in Section 6.04(a).

“Consent Contracts” means those Material Contracts identified on Exhibit H.

“Consent Counterparty” means those Persons identified on Exhibit H as counterparties to the Material Contracts identified on Exhibit H.

“Continuing Employee” has the meaning set forth in Section 7.01(a).

“Contract” means any contract, agreement, purchase order, warranty or guaranty, license, use agreement, lease (whether for real estate, a capital lease, an operating lease or other), instrument, undertaking, indenture, commitment, loan, consent, note or other legally binding obligation, whether written or oral.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled by”, “under common Control with” and “Controlling” have correlative meanings.

“Current Assets” means, as of any date, (i) accounts receivable, net, (ii) other receivables, (iii) inventory, and (iv) prepaid expenses of the Company and the Transferred Subsidiaries, in each case, determined in accordance with GAAP and Exhibit E.

“Current Liabilities” means, as of any date (i) accounts payable, (ii) accrued expenses, (iii) customer deposits, (iv) taxes payable, and (v) deferred revenue of the Company and the Transferred Subsidiaries, determined in accordance with GAAP in each case, determined in accordance with GAAP and Exhibit E (excluding, for the avoidance of doubt, Indebtedness and Transaction Expenses).

“Customs Duty” has the meaning set forth in Section 4.23.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Downward Adjustment Amount” means the amount by which the Estimated Consideration exceeds the Final Consideration.

“Environmental Claim” means any complaints, summonses, citations, notices, directives, orders, claims, actions, suits, investigations, notices of violation, Liens, proceedings, orders, demands, notices, or judgments by any Person in connection with or alleging actual or potential Losses (including actual or potential Losses for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by Company, now or in the past or (b) any violation of or non-compliance with, actual or alleged, of any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any and all Laws relating to pollution or the protection of human health as it relates to Hazardous Materials exposure or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), and including all Laws relating to (i) emissions, discharges, Releases or threatened Releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, (iv) endangered or threatened species of fish, wildlife and plants and protection of or damage to natural resources, (v) the preservation of the environment or mitigation of adverse effects on or to human health as it relates to Hazardous Materials exposure or to the environment, or (vi) emissions or control of greenhouse gases.

“Environmental Permits” means any Permits issued, granted, given, authorized by or made pursuant to any Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 4.12(d).

“ERISA Plan” has the meaning set forth in Section 4.12(c).

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means the escrow agreement, dated as of the Closing Date, among the Acquiror, the Sellers’ Representative and the Escrow Agent, substantially in the form of Exhibit A.

“Estimated Closing Cash” has the meaning set forth in Section 2.04(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.04(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.04(a).

“Estimated Consideration” means (a) the sum of (i) $665,000,000, (ii) the Working Capital Overage, if any and (iii) the Estimated Closing Cash minus (b) the sum of (i) the Estimated Closing Indebtedness, (ii) the Estimated Transaction Expenses, (iii) the Working Capital Deficiency, if any, (iv) the Series A Preferred Amount, (v) the Indemnity Escrow Amount, (vi) the Adjustment Escrow Amount and (vii) the Seller Expenses Escrow Amount.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.04(a).

“Exchange Act” means the Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“FCPA” has the meaning set forth in Section 4.24(a).

“Final Consideration” means (a) the sum of (i) $665,000,000, (ii) the Working Capital Excess, if any and (iii) the Final Closing Cash, minus (b) the sum of (i) the Final Closing Indebtedness, (ii) the Final Transaction Expenses, (iii) the Working Capital Shortfall, if any, (iv) the Series A Preferred Amount, (v) the Indemnity Escrow Amount, (vi) the Adjustment Escrow Amount and (vii) the Seller Expenses Escrow Amount.

“Finally Resolved” means, with respect to a Claim or a Proceeding, and the Liability and amount of Losses therefor, when the parties hereto have so determined by mutual agreement or, if disputed, when a final, nonappealable order or judgment by a Governmental Authority of competent jurisdiction has been entered with respect to such Claim or Proceeding.  Notwithstanding the foregoing, a Claim under Section 10.02(b) (for indemnification for any breach or inaccuracy of any Company Specified Representation or Section 10.02(c)) that seeks indemnity for Losses to the extent in excess of the Cap shall not be “Finally Resolved” until the Acquiror Indemnified Parties satisfy their obligation to use Reasonable Best Efforts to pursue recovery under the Representation and Warranty Insurance Policy in accordance with Section 10.04(b).

“Financial Statements” has the meaning set forth in Section 4.05(a).

“Foreign Official” has the meaning set forth in Section 4.24.

“GAAP” means United States generally accepted accounting principles.

“Governmental Approval” has the meaning set forth in Section 3.02.

“Governmental Authority” means any domestic or foreign national, supra-national, state, county, municipal, local governmental, domestic or foreign, legislative, judicial, administrative or regulatory authority, agency, commission, body, court or entity.

“Governmental Order” means any order, writ, judgment, injunction, decree or award entered by or with any Governmental Authority.

“Hazardous Materials” means all chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, substances or materials defined, classified or regulated as hazardous, toxic, explosive, dangerous, or radioactive under any Environmental Law, and including petroleum and petroleum derivatives and products, asbestos or asbestos-containing materials, polychlorinated biphenyls, greenhouse gases, lead or lead-based paints or materials, radon, fungus, mold or mycotoxins.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Taxes” means, with respect to a Person, a Tax imposed on all or part of the net income, net profits or net gains of that Person (whether on a worldwide basis or only insofar as such net income, net profits or net gains are considered to arise in or are allocated to, attributable to or related to a particular branch or other location of such Person).

“Indebtedness” means, with respect to any Person, but without duplication:

(a)            all indebtedness of such Person for borrowed money and all accrued interest thereon (other than accounts payable in the ordinary course of business that are actually included in the calculation of Current Liabilities in the calculation of Net Working Capital);

(b)            all obligations of such Person under, or evidenced by, notes, bonds, debentures or other similar instruments other than trade payables and accrued expenses but only to the extent they are actually included as Current Liabilities in the calculation of Net Working Capital;

(c)            all obligations of such Person for reimbursement of any letters of credit, performance or completion bonds, surety bonds, corporate guarantees or similar instruments under which advances or other amounts have been drawn or are outstanding, to the extent that they have been drawn or are outstanding;

(d)            all obligations of such Person for any interest rate swap, forward contract or other hedging arrangement;

(e)            all obligations (including accrued interest) without duplication under a lease agreement that would be capitalized pursuant to GAAP;

(f)            the maximum amount payable with respect to all obligations for “earn-outs” or the deferred purchase price of property or services (which, for avoidance of doubt, shall not be included in the calculation of Current Liabilities);

(g)            fifty-five percent (55%) of the amount of all gift card deposits;

(h)            the principal amount of, all accrued and unpaid interest on, and other payment obligations arising under, any Indebtedness referred to in clauses (a) through (g) above through the Closing Date and any prepayment penalties, premiums, consent or other fees, costs, breakage or other amounts payable upon the discharge thereof at the Closing or other costs incurred in connection with the repayment or assumption of such Indebtedness; and

(i)            all obligations of Indebtedness of others referred to in clauses (a) through (h) above, whether guaranteed directly or indirectly in any manner by such Person or secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Party” has the meaning set forth in Section 10.07(c).

“Indemnified Tax” means any Taxes of the Company or the Transferred Subsidiaries for a Pre-Closing Tax Period.  Indemnified Taxes shall exclude any Tax (i) taken into account as a Current Liability in the computation of Net Working Capital, (ii) to the extent resulting from a breach of a covenant of the Acquiror provided in this Agreement or (iii) to the extent relating to an Acquiror Closing Date Transaction.

“Indemnifying Party” has the meaning set forth in Section 10.07(c).

“Indemnity Escrow Account” has the meaning set forth in Section 2.03(c).

“Indemnity Escrow Amount” means $ 9,975,000.

“Indemnity Escrow Termination Date” means the date eighteen (18) months after the Closing Date.

“Intellectual Property” means (a) patents and patent applications, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (b) trademarks, service marks, trade dress, logos, Internet domain names, any and all common law rights thereto, and registrations and applications for registration thereof, and all renewals of any of the foregoing, (c) copyrights (including copyrights in software, databases and compilations of data), whether or not registered, and registrations and applications for registration thereof and all renewals of any of the foregoing and (d) Trade Secrets.

“Interests” means, with respect to a Person, membership interests, units or other types of equity interest (as applicable) in such Person.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of such Seller” or any similar phrase means, if the referenced Seller is a natural person, the actual knowledge of the referenced Seller and, if the referenced Seller is a legal entity, the actual knowledge of the Person set forth next to the name of the referenced Seller in Section 1.01 of the Sellers Disclosure Schedule or the knowledge that a reasonable person in a like position of such Person would reasonably be expected to have.

“Knowledge of the Acquiror” or any similar phrase means the knowledge that a reasonable person in a like position of such Person would reasonably be expected to have.

“Knowledge of the Company” or any similar phrase means the actual knowledge of any Person listed in Section 1.01 (Knowledge of the Company) of the Company Disclosure Schedule or the knowledge that a reasonable person in a like position of such Person would reasonably be expected to have following due inquiry.

“Law” means any federal, state, local or foreign law, statute or ordinance, or any rule, regulation, judgment, order, writ, injunction, ruling or decree of any Governmental Authority.

“Leased Real Properties” has the meaning set forth in Section 4.14(b).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien or charge of any kind.

“Losses” means any and all losses, damages, reasonable costs, reasonable expenses, liabilities, settlement payments, awards, judgments, fines, obligations, claims and deficiencies of any kind.

“Material Contract” means any Contract to which the Company or any of the Transferred Subsidiaries is a party (other than the Real Property Leases) which (a) calls for the payment by or on behalf of the Company or any Transferred Subsidiary in excess of $100,000 per annum, or the delivery by the Company or any Transferred Subsidiary of goods or services with a fair market value in excess of $100,000 per annum, during the remaining term thereof, (b) provides for the Company or any Transferred Subsidiary to receive any payments in excess of, or any property with a fair market value in excess of, $100,000 during the remaining term thereof or (c) restricts the Company, any of the Transferred Subsidiaries or any of their respective Affiliates from competing in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset or property of the Company, any of the Transferred Subsidiaries or any of their Affiliates, (d) is a loan agreement, indenture, or other instrument for or relating to any Indebtedness or any Lien securing such Indebtedness (including any security agreements, and financing statements or other evidences of Lien with respect thereto), (e) is a Contract pursuant to which the Company or any of the Transferred Subsidiaries has or is obligated to lend money or make advances to any Person, or pursuant to which the Company or any of the Transferred Subsidiaries has or is obligated to make any investment in the securities of any other Person, (f) is a Contract under which the Company or any of the Transferred Subsidiaries has guaranteed or otherwise become obligated to satisfy the obligations of another Person, including any letters of credit, (g) is a joint venture, partnership or similar agreement or arrangement with any person, (h) is an employment, severance, sale bonus or change-in-control Contract between the Company or any Transferred Subsidiary and any employee of the Company or any Transferred Subsidiary, (i) is a Benefit Plan, (j) was entered into during the three-year period prior to the date of this Agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) (i) having an aggregate value of at least $500,000 (other than Transaction Agreements) or (ii) pursuant to which the Company or a Transferred Subsidiary has remaining performance obligations (contingent or mature) (k) contains a most-favored pricing or similar provision in favor of a Person other than the Company or a Transferred Subsidiary, (l) is a requirements Contract or contains a requirements clause, (m) obligates the Company or any Transferred Subsidiary to make any capital expenditures in excess of $500,000, (n) was entered into on or after January 1, 2014 for the sale of any of the assets of the Company or any of the Transferred Subsidiaries, other than in the Ordinary Course of Business, for consideration in excess of $100,000, (o) is with any Material Customer or Material Supplier, (p) is or contains an outstanding power of attorney with respect to the Company or any of Transferred Subsidiaries or (q) is an Affiliate Agreement.

“Material Customer” has the meaning set forth in Section 4.22.

“Material Supplier” has the meaning set forth in Section 4.22.

“Net Working Capital” means, at any date, the excess of (i) all Current Assets as of such date, over (ii) all Current Liabilities as of such date, in each case, determined in accordance with GAAP and Exhibit E.

“New Plans” has the meaning set forth in Section 7.01(b).

“Non-Imputation Affidavits” means the duly executed non-imputation affidavits from the parties identified therein and the applicable title company, substantially in the form of Exhibit F.

“Non-U.S. Benefit Plan” has the meaning set forth in Section 4.12(b).

“Old Plans” has the meaning set forth in Section 7.01(b).

“Ordinary Course of Business” with respect to a Person means the ordinary course of business of such Person, consistent with past practice.

“Owned Real Property” has the meaning set forth in Section 2.03(a).

“Owned Real Property Affidavits” means the duly executed affidavits by the Company or applicable Transferred Subsidiary for each parcel of Owned Real Property regarding Liens, judgments, residence, Tax Liens, bankruptcies, parties in possession, mechanics’ or materialmens’ liens and/or other matters affecting title to the Real Property that is reasonably sufficient to remove the so-called “standard” exceptions from the owner’s policy of title insurance to be purchased by Acquiror at Closing, substantially in the form of Exhibit G. 1

“Payoff Amount” has the meaning set forth in Section 2.03(a).

“Payoff Letters” has the meaning set forth in Section 2.03(a).

“Permits” has the meaning set forth in Section 4.09(a).

“Permitted Liens” means the following Liens: (a) Liens for taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law for amounts not yet due; (c) Liens incurred or deposits made to a Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval; (d) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights-of-way, covenants, restrictions and other similar charges or encumbrances that do not individually or in the aggregate materially interfere with the conduct of business on the Owned Real Property or Leased Real Property or marketability of title of the Owned Real Property; (f) Liens not created by the Company or any of the Transferred Subsidiaries that affect the underlying fee interest of any Leased Real Property or Owned Real Property, but do not individually or in the aggregate materially interfere with the ordinary conduct of business thereon or marketability of title of the Owned Real Property; (g) Liens incurred in the Ordinary Course of Business securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property; (h) all licenses, agreements, settlements, consents, covenants not to assert and other arrangements entered into in the Ordinary Course of Business that do not individually or in the aggregate materially interfere with the conduct of business on the Owned Real Property or Leased Real Property or marketability of title of the Owned Real Property; (i) zoning, building and other generally applicable land use restrictions that are not violated by the current use or occupancy of the Leased Real Property or Owned Real Property; (j) Liens resulting from any facts or circumstances relating to the Acquiror or its Affiliates; (k) any set of facts an accurate up-to-date survey would show; provided, such facts do not materially interfere with the conduct of the Business as currently conducted on the relevant Leased Real Property or Owned Real Property by the Company or the Transferred Subsidiaries, respectively; (l) Liens granted under securities lending and borrowing agreements, repurchase and reverse repurchase agreements and derivatives entered into in the Ordinary Course of Business, provided no such Liens encumber the Owned Real Property or Leased Real Property; (m) clearing and settlement Liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and holding of legal title or other interests in securities or other investment properties by custodians or depositories in the Ordinary Course of Business; and (n) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business.

“Person” means any natural person, Governmental Authority, partnership, corporation, limited liability company, limited liability partnership, limited partnership, foundation, joint venture, syndicate, trust, estate, firm, association or organization or other legal entity, and including any successor by merger or otherwise of any of the foregoing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.  For purposes of this definition, (i) in the case of any Income Tax, sales or use Tax, employment Tax, escheat or unclaimed property imposed on or with respect to the Company or any Transferred Subsidiary that relates to a Straddle Period, the amount of such Tax that relates to the portion of such period ending at the end of the Closing Date shall be determined based on an interim closing of the books of the Company or such Transferred Subsidiary as of the end of the Closing Date, and (ii) in the case of any Tax imposed on or with respect to the Company or any Transferred Subsidiary that relates to a Straddle Period that is not an Income Tax, sales or use Tax, employment Tax, escheat or unclaimed property, the amount of such Tax that relates to the portion of such period ending at the end of the Closing Date shall be determined by multiplying the amount of such Tax by the ratio which the number of days prior to and including the Closing Date that are included in such Straddle Period bears to the total number of days included in such Straddle Period.

“Proceedings” means any actions, suits, claims, appeals, demands, discovery requests, forms of alternative dispute resolution, inquiries, reviews and formal or informal investigations or proceedings by or before any Governmental Authority, legal, administrative or arbitral body.

“Pro Rata Percentage” means, with respect to each Seller, the percentage set forth opposite each Seller’s name on Annex I attached hereto.

“Purchase Price Allocation” has the meaning set forth in Section 2.08.

“Real Property Lease” has the meaning set forth in Section 4.14(b).

“Reasonable Best Efforts” has the meaning set forth in Section 10.04(b).

“Registered Intellectual Property” means registered copyrights, registered trademarks, registered service marks, issued patents, pending applications for any of the foregoing and Internet domain names.

“Release” means any release, spill, emission, pouring, emptying, injecting, leaching, dumping, discharge or disposal of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Releasees Persons” has the meaning set forth in Section 6.12(g).

“Releasing Persons” has the meaning set forth in Section 6.12(e).

“Representation and Warranty Insurance Policy” means that certain representation and warranty insurance policy attached hereto as Exhibit D.

“Representative” of a Person means the directors, officers, employees, shareholders, partners, members, advisers, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person and of such Person’s Affiliates.

“Resolved Matters” has the meaning set forth in Section 2.05(c).

“Restricted Person” has the meaning set forth in Section 6.10(a).

“RW Insurance Claim” has the meaning set forth in Section 10.04(b)(iii).

“Securities Act” means the Securities Act of 1933.

“Seller” and “Sellers” have the respective meanings set forth in the Preamble.

“Seller Expenses Escrow Account” means the escrow account established pursuant to the Seller Expenses Escrow Agreement, together with any interest or income thereon.

“Seller Expenses Escrow Agent” means JPMorgan Chase Bank, N.A. or such other bank as may be selected by the Sellers’ Representative.

“Seller Expenses Escrow Agreement” means the escrow agreement, dated as of the Closing Date, between the Sellers’ Representative (on behalf of itself and each of the Sellers) and the Seller Expenses Escrow Agent, substantially in the form of Exhibit B.

“Seller Expenses Escrow Amount” means a cash amount equal to $3,000,000.

“Seller Indemnified Parties” has the meaning set forth in Section 10.03.

“Seller Representations” means, collectively, the representations and warranties made by the Sellers in ARTICLE III.

“Sellers Disclosure Schedule” means the disclosure schedule delivered to the Acquiror by the Sellers on the date of this Agreement.

“Sellers’ Representative” has the meaning set forth in Section 2.10(a).

“Series A Preferred Amount” means $3,000,000.

“Series A Preferred Interest” has the meaning set forth in the Company Operating Agreement.

“Series A Preferred Interest Purchase Agreement” means the interest purchase agreement, dated as of the Closing Date, among the Acquiror and the Series A Preferred Members specified therein, substantially in the form of Exhibit C.

“Series A Preferred Members” means those members of the Company holding Series A Preferred Interests in the Series A Percentages as set forth on Annex I.

“Specified Representations” means the Acquiror Specified Representations and the Company Specified Representations.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) (a) the issued and outstanding shares having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such corporation or other Person (irrespective of whether at the time equity interests of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (b) more than 50% of the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) more than 50% of the beneficial interest in such trust or estate, is at the time of determination directly or indirectly beneficially owned or Controlled by such Person.

“Tax” or “Taxes” means all income, excise, gross receipts, premium, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, payroll, unclaimed property or escheat, stamp taxes or other taxes (whether payable directly or by withholding) imposed by any United States (or any of its political subdivisions) Tax Authority and any tax imposed by a Tax Authority (other than the United States or any of its political subdivisions), together with any interest and any penalties thereon or additional amounts with respect thereto.

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection, or imposition of any Tax.

“Tax Benefit” means any deduction or credit or other allowance of any kind that may be used to reduce Taxes.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax Authority relating to Taxes.

“Termination Date” has the meaning set forth in Section 9.01(b).

“Third-Party Claim” has the meaning set forth in Section 10.07(d).

“Trade Secrets” means trade secrets, know-how, and other proprietary information that constitutes a trade secret receiving protection under applicable Law (including any idea, research or development, know‑how, formula, composition, manufacturing or production process or technique, technical data, design, drawing, CAD models, bills of materials, tooling designs, specification, customer or supplier list, pricing or cost information or business or marketing plan or proposal).

“Transaction Agreements” means, collectively, this Agreement, the Escrow Agreement, the Series A Preferred Interest Purchase Agreement and the other agreements contemplated by this Agreement to be entered into by the Sellers, the Company, the Acquiror at or as of the Closing.

“Transaction Expenses” means (i) any amount payable by the Company or any of its Subsidiaries for (A) non-ordinary course of business bonuses or any success fees payable to any Person by the Company or any of its Subsidiaries in connection with the consummation of the Transactions, (B) any bonuses (including the Bonus Amount) and severance amounts payable in connection with the consummation of the Transactions and any payroll Taxes relating thereto, (C) all other change of control related payments payable in connection with the consummation of the Transactions, (D) any legal, accounting, financial advisory, broker, finder or investment banker, and other third party advisory or consulting fees for services performed in connection with (x) the Transactions and (y) the proposed sale of the Company or any of its Subsidiaries to any other potential third party acquiror, (E) the fees and expenses of the electronic data room maintained in connection with the Transactions, and (G) all other expenses incurred by the Company or any of its Subsidiaries on behalf of themselves or the Sellers in connection with the Transactions, in each of the foregoing (A) – (G), to the extent such amount is unpaid as of the Closing Date and (ii) fifty percent (50%) multiplied by all fees and expenses of the Escrow Agent (whether payable or paid, at any time, by the Company or the Acquiror).

“Transactions” means all of the transactions contemplated by the Transaction Agreements and those incident thereto.

“Transfer Tax” has the meaning set forth in Section 2.07.

“Transferred Subsidiaries” means the Subsidiaries of the Company set forth on Annex II, or required to be set forth on Annex II in order to avoid a breach of Section 4.02(b).

“Unaudited Balance Sheet” has the meaning set forth in Section 4.05(a).

“Units” means all of the Class A Interests and the Class B Interests (each as defined in the Company Operating Agreement) as set forth on Annex I.

“Unresolved Matters” has the meaning set forth in Section 2.05(d).

“Upward Adjustment Amount” means the amount by which the Final Consideration exceeds the Estimated Consideration.

“Working Capital Deficiency” means (a) if the Estimated Working Capital is less than $66,000,000, an amount equal to the amount by which $66,000,000 exceeds the Estimated Working Capital, and (b) if the Estimated Working Capital is greater than or equal to $66,000,000, zero.

“Working Capital Excess” means (a) if the Final Working Capital (as finally determined pursuant to Section 2.05) is greater than $70,000,000, an amount equal to the amount by which the Final Working Capital (as finally determined pursuant to Section 2.05) exceeds $70,000,000, and (b) if the Final Working Capital (as finally determined pursuant to Section 2.05) is less than or equal to $70,000,000, zero.

“Working Capital Overage” means (a) if the Estimated Working Capital is greater than an amount equal to $70,000,000, an amount equal to the amount by which the Estimated Working Capital exceeds $70,000,000, and (b) if the Estimated Working Capital is less than or equal to $70,000,000, zero.

“Working Capital Shortfall” means (a) if the Final Working Capital (as finally determined pursuant to Section 2.05) is less than $66,000,000, an amount equal to the amount by which $66,000,000 exceeds the Final Working Capital (as finally determined pursuant to Section 2.05), and (b) if the Final Working Capital is greater than or equal to $66,000,000, zero.

ARTICLE II

PURCHASE AND SALE OF THE UNITS

Section 2.01.                          Purchase and Sale of the Units.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller shall sell, convey, assign, transfer and deliver to the Acquiror, free and clear of all Liens other than Liens arising under the applicable securities Laws and the Company Operating Agreement, and the Acquiror shall purchase, acquire and accept from each such Seller, the percentage of total Units of the Company set forth opposite the name of such Seller in Annex I hereto.

Section 2.02.                          Closing.  On the second Business Day following the first day on which all the conditions set forth in ARTICLE VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or on such other date as the parties hereto may agree in writing, the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) that shall be held no later than 10:00 a.m., New York City time, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, or at such other time or place as the parties hereto may agree in writing (the date on which the Closing takes place being the “Closing Date”).  Upon the occurrence of the Closing, the time and date that the purchase and sale of the Units described in Section 2.01 becomes effective shall be 12:01 a.m., New York City time, on the Closing Date.

Section 2.03.                          Payments.

(a)            No later than three (3) Business Days but no earlier than five (5) Business Days prior to the Closing Date, the Company shall provide the Acquiror with (i) appropriate payoff letters with respect to all Indebtedness of the Company and the Transferred Subsidiaries set forth in Section 2.03(a) of the Company Disclosure Schedule (in form and substance reasonably satisfactory to the Acquiror) evidencing the satisfaction of the liabilities and obligations of each of the Company and/or the Transferred Subsidiaries thereunder, upon receipt of the amounts set forth therein (the “Payoff Letters” and the aggregate payoff amounts set forth therein, the “Payoff Amount”); (ii) a schedule setting forth all Transaction Expenses that will be accrued but unpaid as of the Closing Date that the Company is requesting the Acquiror to pay at the Closing along with payment instructions for the respective payees (the aggregate amount of such requested Transaction Expenses, the “Closing Transaction Expense Amount”); and (iii) a certificate of the chief executive officer and the chief financial officer of the Company, dated as of the same date, certifying that (A) each such officer has reviewed the Payoff Letters, the Closing Transaction Expense Amount and the related schedule, (B) the Payoff Amount stated in the Payoff Letters reflects the true and accurate outstanding Indebtedness of the Company with respect to the Indebtedness referenced in the Payoff Letters and (C) the Closing Transaction Expense Amount reflects the true and accurate amounts related to the applicable Transaction Expenses items.

(b)            Simultaneously with the Closing, subject to the delivery of all closing deliveries specified in Section 2.09 herein, the Acquiror shall pay (i) the Payoff Amount to the Persons entitled thereto in accordance with instructions in the Payoff Letters and (ii) the Closing Transaction Expense Amount minus the Bonus Amount, in accordance with the schedule delivered in Section 2.03(c)(ii).   The foregoing payments by the Acquiror are, and for all purposes, including purposes of the applicable Contracts and instruments under which such payment is owed, will be considered, payments on behalf of the Company and the Transferred Subsidiaries and in respect of obligations and liabilities of the Company and the Transferred Subsidiaries.

(c)            At the Closing, the Acquiror shall:

(i)              by wire transfer of immediately available funds, pay to each Seller (or such other Person as may be designated by such Seller in writing) a cash amount equal to the product obtained by multiplying (a) the Estimated Consideration by (b) the Pro Rata Percentage of such Seller immediately prior to the Closing as set forth on Annex I (as such Annex may be amended from time-to-time by the Sellers’ Representative, provided however, that (A) the aggregate result of such amendments will not result in the re-allocation of more than five percent (5%) of the total cash consideration to be paid by the Acquiror hereunder, (B) the Sellers’ Representative shall provide the Acquiror notice of any such amendments immediately upon the changing of any Seller’s Pro Rata Percentage and (C) any Person identified as a Seller in such amendment who is not already party to this Agreement shall immediately execute such documentation as is reasonably required by Acquiror for such person to become a Seller hereunder (the documentation adding such Person as a party hereto shall in form and substance reasonably satisfactory to the Acquiror), which, for avoidance of doubt, shall be completed prior to Closing) to such account or accounts designated by the Sellers’ Representative at least two (2) Business Days prior to the Closing;

(ii)              by wire transfer of immediately available funds, pay to each of the Series A Preferred Members a cash amount equal to the product obtained by multiplying (a) the Series A Preferred Amount by (b) the Series A Percentage listed in respect of such Series A Preferred Member as set forth on Annex I, to such account or accounts designated by the Sellers’ Representative at least two (2) Business Days prior to the Closing;

(iii)              deposit or cause to be deposited with the Escrow Agent, (A) the Indemnity Escrow Amount to be held in an escrow account (the “Indemnity Escrow Account”) as security for certain obligations pursuant to Section 2.05(g) and ARTICLE X, if any, and (B) the Adjustment Escrow Amount to be held in an escrow account (the “Adjustment Escrow Account”) as security for certain obligations pursuant to Section 2.05(g), if any, in the case of each of the foregoing clauses (A) and (B), pursuant to the terms of the Escrow Agreement, by means of a wire transfer of immediately available funds to an account or accounts designated in writing by the Escrow Agent;

(iv)              deposit or cause to be deposited with the Seller Expenses Escrow Agent the Seller Expenses Escrow Amount to be held in the Seller Expenses Escrow Account pursuant to the terms of the Seller Expenses Escrow Agreement, by means of a wire transfer of immediately available funds to an account or accounts designated in writing by the Seller Expenses Escrow Agent; and

(v)              deposit with the Company, an amount in cash equal to the Bonus Amount, by means of a wire transfer of immediately available funds to an account or accounts designated in writing by the Acquiror, for further payment by the Company to the Bonus Amount Recipients pursuant to Section 6.09.  The foregoing payments by the Company are and for all purposes will be considered payments on behalf of the Company and its Subsidiaries and in respect of obligations and liabilities of the Company and its Subsidiaries.

Section 2.04.                          Pre-Closing Consideration Adjustment.

(a)            Pre-Closing Consideration.  Five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Acquiror a statement (the “Estimated Closing Statement”) setting forth an estimate of (i) the Net Working Capital as of immediately prior to Closing without giving effect to the Transactions. (the “Estimated Working Capital”), (ii) the aggregate amount of Indebtedness of the Company and its Subsidiaries outstanding as of immediately prior to Closing but prior to the payment of the Payoff Amount (the “Estimated Closing Indebtedness”), (iii) the aggregate amount of Transaction Expenses prior to the payment of the Closing Transaction Expense Amount (the “Estimated Transaction Expenses”), (iv) the aggregate amount of Closing Cash (the “Estimated Closing Cash”) and (v) a certificate of the chief executive officer and the chief financial officer of the Company, dated as of the same date, certifying that each such officer has reviewed the Estimated Closing Statement and that each of the Estimated Working Capital, Estimated Closing Indebtedness, Estimated Transaction Expenses and Estimated Closing Cash represents such officer’s good-faith estimate thereof as of the date of such estimate; together with related supporting schedules, calculations and documentation for the items in clauses (i) – (iv) of the foregoing.

(b)            Review and Dispute. If, within two (2) Business Days following the date the Estimated Closing Statement is delivered to the Acquiror, the Acquiror has given the Company notice of its objection to any of the items contained in the Estimated Closing Statement, the Company and the Acquiror will work together diligently and in good faith to resolve the issues in dispute. If all disputed issues are resolved, then each item set forth in the Estimated Closing Statement that was in dispute shall be revised as agreed upon by the Company and the Acquiror. If the Acquiror and the Company are unable to resolve all such disputed issues within three (3) Business Days following the date the Estimated Closing Statement is delivered to the Acquiror, then the Estimated Closing Statement shall be as proposed by the Company, as revised to reflect any changes mutually agreed upon by the Acquiror and the Company pursuant to this Section 2.04(b), provided, however, that this will not restrict or otherwise limit any rights or claims  otherwise expressly available to the Acquiror under this Agreement.

(c)            Access. The Company shall use reasonable efforts to cooperate with and make available to the Acquiror and its Representatives all information, records, data, working papers (including those working papers of its accountants), supporting schedules, calculations and other documentation that the Acquiror may reasonably request that provides reasonable detail relating to the Company’s calculation of the Estimated Working Capital, Estimated Closing Indebtedness, Estimated Transaction Expenses or Estimated Closing Cash, as applicable, and shall make reasonably available to the Acquiror the individuals responsible for and knowledgeable about the information used in, and the preparation or calculation of such items in, the Estimated Closing Statement; provided that any such access shall be had in such a manner so as not to unduly interfere with the conduct of the business of the Company and its Subsidiaries.  The Acquiror acknowledges and agrees that access to the working papers of the Company’s independent accountants may be conditioned upon the Acquiror’s execution of a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to the Company’s independent accountants.

Section 2.05.                          Post-Closing Consideration Adjustment.

(a)            Adjustment Statement.  As soon as practicable but in no event later than sixty (60) days after the Closing Date, the Acquiror shall deliver to the Sellers’ Representative a statement (the “Adjustment Statement”) of its good faith determination of (i) the Net Working Capital as of immediately prior to Closing without giving effect to any of the Transactions (the “Final Working Capital”), (ii) the aggregate amount of Indebtedness of the Company and the Transferred Subsidiaries outstanding as of immediately prior to Closing prior to the payment of the Payoff Amount (“Final Closing Indebtedness”), (iii) the aggregate amount of Transaction Expenses prior to the payment of the Closing Transaction Expense Amount (the “Final Transaction Expenses”) and (iv) the aggregate amount of Closing Cash (the “Final Closing Cash”); together with related supporting schedules, calculations and documentation for the items in clauses (i) – (iv) of the foregoing.

(b)            Review and Dispute. Within forty-five (45) days following receipt by the Sellers’ Representative of the Adjustment Statement, the Sellers’ Representative shall either inform the Company in writing that the Adjustment Statement is acceptable, or deliver written notice (the “Notice of Disagreement”) to the Acquiror of any dispute the Sellers’ Representative has with respect to the preparation or content of the Adjustment Statement or the Final Working Capital, Final Closing Indebtedness, Final Transaction Expenses or Final Closing Cash reflected therein.  The Notice of Disagreement must describe in reasonable detail the items contained in the Adjustment Statement that the Sellers’ Representative disputes.  If the Sellers’ Representative does not notify the Acquiror of a dispute with respect to the Adjustment Statement within such forty-five (45) day period, such Adjustment Statement and the Final Working Capital, Final Closing Indebtedness, Final Transaction Expenses and Final Closing Cash reflected in the Adjustment Statement will be final, conclusive and binding on the parties.  During such forty-five (45) day period, the Company shall use reasonable efforts to cooperate with and make available to the Sellers’ Representative information, records, data, working papers (including those working papers of its accountants), supporting schedules, calculations and other documentation that provides reasonable detail relating to the Company’s calculation of the Final Working Capital, Final Closing Indebtedness, Final Transaction Expenses or Final Closing Cash, as applicable, and shall make reasonably available to the Sellers’ Representative the individuals responsible for and knowledgeable about the information used in, and the preparation or calculation of such items in, the Adjustment Statement; provided that any such access shall be had in such a manner so as not to unduly interfere with the conduct of the Company’s business.  The Sellers’ Representative acknowledges and agrees that access to the working papers of the Company’s independent accountants may be conditioned upon the Sellers’ Representative’s execution of a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to the Company’s independent accountants.

(c)            Resolution of Dispute.  In the event a Notice of Disagreement is delivered to the Acquiror, during the forty-five (45) days immediately following the delivery of the Notice of Disagreement, the Sellers’ Representative and the Acquiror shall attempt, each in good faith, to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement, and any resolution by them as to any disputed amounts shall be final, binding and conclusive.  Any items agreed to by the Acquiror and the Sellers’ Representative in writing, together with any items not disputed or objected to by the Sellers’ Representative in the Notice of Disagreement, are collectively referred to herein as the “Resolved Matters.”

(d)            Accounting Firm.  If the Acquiror and the Sellers’ Representative, notwithstanding such good-faith effort, fail to resolve all of the matters contained in the Notice of Disagreement (such unresolved matters, “Unresolved Matters”) within forty-five (45) days after the Sellers’ Representative delivers the Notice of Disagreement, then the Acquiror and the Sellers’ Representative jointly shall engage the Accounting Firm to resolve such Unresolved Matters in accordance with the standards set forth in this Section 2.05.  The Sellers’ Representative and the Acquiror each agree to promptly sign an engagement letter, in reasonable form, as may reasonably be required by the Accounting Firm.

(e)            Accounting Firm Determination.  The Accounting Firm shall render a written decision resolving the Unresolved Matters submitted to the Accounting Firm within thirty (30) Business Days of its engagement in accordance with this Section 2.05(e).  Each of the Acquiror and the Sellers’ Representative shall submit to the Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of the engagement of the Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions with respect to the Unresolved Matters.  Each of the Acquiror and the Sellers’ Representative may (but shall not be required to) submit to the Accounting Firm (with a copy delivered to the other party on the same day), within fifteen (15) Business Days after the date of the engagement of the Accounting Firm, a memorandum responding to the initial memorandum submitted to the Accounting Firm by the other party.  There shall be no ex parte communications between the Sellers’ Representative (or its Representatives) or the Acquiror (or its Representatives), on the one hand, and the Accounting Firm, on the other hand, relating to the Unresolved Matters and unless requested by the Accounting Firm in writing, no party hereto may present any additional information or arguments to the Accounting Firm, either orally or in writing.  The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of the Acquiror, on the one hand, and the Sellers’ Representative, on the other hand, and only with respect to the Unresolved Matters submitted and without independent investigation, whether and to what extent the Unresolved Matters were determined strictly in accordance with this Agreement and the Accounting Firm shall determine, on such basis, whether and to what extent, the Adjustment Statement and the Final Working Capital, Final Closing Indebtedness, Final Transaction Expenses or Final Closing Cash reflected therein, as applicable, require adjustment.  The Accounting Firm shall address only the Unresolved Matters and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  All determinations made by the Accounting Firm will be final, conclusive and binding on the parties and such matters will be deemed to be Finally Resolved.  In the event that a Notice of Disagreement is duly delivered by the Sellers’ Representative to the Acquiror in accordance with Section 2.05(b), the Adjustment Statement delivered by the Acquiror to the Sellers’ Representative pursuant to Section 2.05(a) shall be adjusted by the Acquiror pursuant to the agreement of the Sellers’ Representative and the Acquiror in accordance with the Resolved Matters, if any, in writing and then such Adjustment Statement shall be further adjusted by the Accounting Firm to be consistent with the final resolution by the Accounting Firm of the Unresolved Matters in accordance with this Section 2.05(e).  The Adjustment Statement so revised shall be deemed to set forth the final, conclusive and binding Final Working Capital, Final Closing Indebtedness, Final Transaction Expenses and Final Closing Cash, in each case, for purposes of this Agreement (including the determination of the Downward Adjustment Amount or Upward Adjustment Amount, as applicable).  The fees, costs and expenses of the Accounting Firm shall be allocated between the Sellers’ Representative (on behalf of the Sellers), on the one hand, and the Acquiror, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Accounting Firm) bears to the total amount of such disputed items so submitted.  Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such costs and expenses.

(f)            Access.  For purposes of complying with the terms set forth in this Section 2.05(f), the Acquiror and the Company shall use reasonable efforts to cooperate with and make available to the Accounting Firm and its Representatives information, records, data, working papers (including those working papers of their accountants), supporting schedules, calculations and other documentation that provides reasonable detail relating to the Company’s calculation of the Unresolved Matters and shall make reasonably available to the Accounting Firm the individuals responsible for and knowledgeable about the information used in, and the preparation or calculation of, the Unresolved Matters and the resolution thereof.

(g)            Downward Adjustment.  If, following determination of the Final Consideration in accordance with this Section 2.05, there is a Downward Adjustment Amount, the Acquiror and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent, within three (3) Business Days from the date on which the Final Consideration is finally determined pursuant to this Section 2.05, instructing the Escrow Agent to pay to the Acquiror, from the Adjustment Escrow Account, an amount equal to the Downward Adjustment Amount (if the Downward Adjustment Amount is less than the Adjustment Escrow Amount) or the Adjustment Escrow Amount (if the Downward Adjustment Amount is equal to or greater than the Adjustment Escrow Amount), by wire transfer of immediately available funds to an account or accounts designated by the Acquiror.  If the Adjustment Escrow Amount is insufficient to satisfy the Downward Adjustment Amount in full, the Acquiror and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent, within three (3) Business Days from the date on which the Final Consideration is finally determined pursuant to this Section 2.05, instructing the Escrow Agent to pay to the Acquiror an amount equal to the excess of the Downward Adjustment Amount over the Adjustment Escrow Amount from the Indemnity Escrow Amount by wire transfer of immediately available funds to an account or accounts designated by the Acquiror.  After the Downward Adjustment Amount is fully paid to the Acquiror in accordance to this Section 2.05(g), the Acquiror and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent, instructing the Escrow Agent to release the balance of the funds remaining in the Adjustment Escrow Account, if any, to the Sellers’ Representative (for the benefit of Sellers) within one (1) Business Day from the date on which the Downward Adjustment Amount is paid to the Acquiror in accordance with this Section 2.05(g), by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative.

(h)            Upward Adjustment.  If, following determination of the Final Consideration in accordance with this Section 2.05, there is an Upward Adjustment Amount, the Acquiror shall or shall cause the Company to pay to the Sellers’ Representative, for the benefit of the Sellers, an amount equal to the Upward Adjustment Amount, by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative.  In such event, the Acquiror and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent, instructing the Escrow Agent to release all funds in the Adjustment Escrow Account to the Sellers’ Representative within three (3) Business Days from the date on which the Final Consideration is finally determined pursuant to this Section 2.05, by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative.

(i)            No Adjustment.  If the Final Consideration as finally determined pursuant to this Section 2.05 is equal to the Estimated Consideration, there shall be no adjustment pursuant to this Section 2.05 the Acquiror and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent, instructing the Escrow Agent to release all funds in the Adjustment Escrow Account to the Sellers’ Representative within three (3) Business Days from the date on which the Final Consideration is finally determined pursuant to this Section 2.05, by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative.

(j)            Distribution to Sellers.  Upon receipt of any funds pursuant to Section 2.05(g), Section 2.05(h) or Section 2.05(i), the Sellers’ Representative shall distribute or cause to be distributed the portion of such funds to which any Seller is entitled, if any, to such Seller in accordance with such Seller’s Pro Rata Percentage, not later than five (5) Business Days from the date of receipt.

Section 2.06.                          Withholding.  Except to the extent required by Law, any payment by the Acquiror of any amount specified in this Agreement shall be paid free and clear of, and without any deduction or withholding on account of, any Tax; provided, however, that the Persons entitled to such payments shall provide any statements, forms or other documents reasonably requested by the Acquiror to reduce or eliminate any such deduction or withholding.  If the Acquiror believes that any Tax (other than United States federal, state or local Tax, except if such United States federal, state or local Tax is believed to be required to be deducted or withheld by reason of a levy issued by a relevant Tax Authority to the Acquiror notifying the Acquiror that it is required to deduct or withhold an amount of Tax by reason of the recipient’s failure to comply with applicable Tax Laws) is required to be deducted or withheld from any amount payable by the Acquiror specified in this Agreement, the Acquiror shall be entitled to deduct or withhold such Tax, but only if and to the extent that (i) the Acquiror shall have delivered a written notice to the applicable recipient on the earlier of (x) at least twenty (20) Business Days prior to making the applicable payment subject to such deduction or withholding and (y) one Business Day after such notice of levy is issued to Acquiror and (ii) either (x) the applicable recipient does not object to such notice within ten (10) Business Days of its receipt of such notice (or, if such notice is delivered pursuant to subclause (y) of clause (i) of this sentence, within half the amount of Business Days occurring between such receipt and the due date for such payment) or (y) the applicable recipient does so object and the Accounting Firm determines that such Tax “should be” deducted or withheld from such amount, with the costs (including the fees of the Accounting Firm) related to such determination borne by the Acquiror and the applicable recipient in an equitable manner and with the determination of such Accounting Firm being final, conclusive, and binding.  The Acquiror shall promptly remit any Tax deducted or withheld pursuant to this Section 2.06 to the relevant Tax Authority and promptly provide the applicable recipient with the appropriate receipts for such payments. Any amount deducted or withheld pursuant to this Section 2.06, shall, for all purposes of this Agreement, be treated as having been paid.

Section 2.07.                          Transfer Taxes.  The Acquiror shall pay, and shall indemnify, defend and hold harmless the Sellers against any real property transfer or gains tax, sales tax, use tax, documentary tax, stamp tax, stock transfer tax or other tax (other than Income Tax) (a “Transfer Tax”) imposed on the transactions contemplated by this Agreement.

Section 2.08.                          Purchase Price Allocation.  If relevant, the Acquiror and the Sellers shall, and shall cause their respective Affiliates to, consistent with Revenue Ruling 99-6, 1991-1 C.B. 432, treat the sale and purchase of the Units for U.S. federal income tax and applicable state and local Tax purposes (i) in the case of the Sellers, as a sale of partnership interests and (ii) in the case of the Acquiror, as a purchase of the Company’s assets.  If the treatment described in the previous sentence is not relevant, the Acquiror and the Sellers shall, and shall cause their respective Affiliates to, treat the sale and purchase of the Units for U.S. federal income tax and applicable state and local Tax purposes as a sale of interests in a partnership.  Within ninety (90) days following the Closing Date, the Acquiror shall deliver to the Sellers’ Representative an allocation schedule (the “Purchase Price Allocation”) in accordance with Section 755 of the Code or Section 1060 of the Code, as applicable, and the Treasury Regulations thereunder, setting forth in reasonable detail the Acquiror’s determination of the allocation of the consideration paid to the Sellers for the Units among the assets of the Company (and any assets of a subsidiary of the Company that is disregarded as an entity separate from the Company) for all purposes (including Tax and financial accounting purposes). The Sellers’ Representative will have thirty (30) days to review and make any comments on the Purchase Price Allocation.  If the Acquiror accepts all comments requested by the Sellers’ Representative, the Purchase Price Allocation, as so revised, shall become final and shall be used by all parties hereto as described below.  If the Acquiror does not accept the Sellers’ Representative’s comments, the Acquiror and Sellers’ Representative shall consult and attempt to resolve in good faith each such comment not accepted by Acquiror.  If all such comments are resolved, the version of the Purchase Price Allocation incorporating the resolutions to such comments shall become final and shall be used by the parties for the purposes described below.  If Acquiror and Sellers’ Representative cannot mutually agree on the appropriate allocations within fifteen (15) days following the Sellers’ Representative’s review period, the Acquiror and the Sellers’ Representative shall utilize their own separate versions of the Purchase Price Allocation for the purposes described below.  The Acquiror and the Sellers each further agree to file, and to cause their respective Affiliates to file, their Income Tax Returns and all other Tax Returns and necessary forms in such a manner as to reflect the allocation of the consideration as determined in accordance with this Section 2.08. In the event that any of the allocations provided on such Purchase Price Allocation are disputed by a Tax Authority, the party receiving notice of such dispute shall use reasonable efforts to notify the other party, and the Acquiror and the Sellers shall cooperate in good faith in responding to such challenge to preserve the effectiveness of the Purchase Price Allocation, each at its own cost and expense.

Section 2.09.                          Closing Deliveries.

(a)            Deliveries by the Acquiror.  At the Closing, the Acquiror shall:

(i)             pay to the Sellers the amounts required to be paid pursuant to Section 2.03(c)(i);

(ii)            pay to the Series A Preferred Members the amounts required to be paid pursuant to Section 2.03(c)(ii);

(iii)           deliver or cause to be delivered to the Escrow Agent the Indemnity Escrow Amount and the Adjustment Escrow Amount pursuant to Section 2.03(c)(iii);

(iv)           deliver or cause to be delivered to the Seller Expenses Escrow Agent the Seller Expenses Escrow Amount pursuant to Section 2.03(c)(iv), provided, however, that in the event that at the Closing the Sellers fail to make the delivery contemplated by Section 2.09(b)(vii), the Acquiror may deliver to each Seller its applicable Pro Rata Percentage of the Seller Expenses Escrow Amount in satisfaction of its obligations pursuant to this Section 2.09(a)(iv) with respect to the Seller Expenses Escrow Amount and Section 2.03(c)(iv) unless otherwise directed in writing by the Sellers’ Representative, in which case the Acquiror shall deliver the Seller Expenses Escrow Amount in accordance with such written direction from the Sellers’ Representative in satisfaction of its obligations pursuant to this Section 2.09(a)(iv) with respect to the Seller Expenses Escrow Amount and Section 2.03(c)(iv);

(v)            deliver to the Sellers the certificate required to be delivered by the Acquiror pursuant to Section 8.02(a)(iii);

(vi)           deliver to the Sellers a counterpart of the Escrow Agreement duly executed by the Acquiror;

(vii)          deliver to the Sellers a counterpart of the Series A Preferred Interest Purchase Agreement duly executed by the Acquiror;

(viii)         deliver to the Sellers a copy of the binding agreement to obtain the Representation and Warranty Insurance Policy, which binding agreement will be in full force and effect as of the Closing; and

(ix)           deliver to the Sellers such other documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(b)        Deliveries by the Sellers.  At the Closing, the Sellers or the Sellers’ Representative shall deliver to the Acquiror:

(i)             for each Seller, a duly executed copy of an instrument of assignment effecting the transfer and assignment of the Units to be sold by such Seller to the Acquiror at the Closing in form and substance reasonably satisfactory to Acquiror;

(ii)            for each Seller, a receipt and acknowledgment for the payments paid at Closing directly to such Seller, executed by such Seller in form and substance reasonably satisfactory to Acquiror;

(iii)           for the Series A Preferred Members holding Series A Interests representing ninety-five (95%) of the Series A Preferred Interests, a counterpart of the Series A Preferred Interest Purchase Agreement duly executed by each such Series A Preferred Member;

(iv)           a statement, signed by a person authorized to do so by the board of the Company, in the form described in Temporary Treasury Regulations Section 1.1445-11T(d)(2)(i);

(v)            the certificate required to be delivered by the Sellers’ Representative pursuant to Section 8.03(a)(iii);

(vi)           a counterpart of the Escrow Agreement duly executed by the Sellers’ Representative;

(vii)          counterparts of the Seller Expenses Escrow Agreement duly executed by the Sellers’ Representative (on behalf of itself and each Seller) and the Seller Expenses Escrow Agent;

(viii)         a written confirmation by the Seller Expenses Escrow Agent of receipt of the Seller Expenses Escrow Amount; and

(ix)            such other documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(c)        Deliveries by the Company.  At the Closing, the Company shall deliver to the Acquiror:

(i)             written resignations duly executed by each director, manager, and officer of the Company or of a Transferred Subsidiary, effective as of the Closing;

(ii)            the duly executed certificate required to be delivered by the Company pursuant to Section 8.03(a)(iv);

(iii)           duly executed consents from the Consent Counterparties, provided, however, that the obligation of the Company to deliver any consent from any Consent Counterparty will be deemed satisfied notwithstanding the failure to obtain such consent if such failure is due to (i) the breach by the Acquiror or any of its Affiliates of their respective obligations under Section 6.05(f) or (ii) the withholding of such Consent Counterparty’s consent on the basis of the Acquiror’s or any of its Affiliates’ financial condition, reputation, creditworthiness, business operating ability or history, proposed use or modification of any premises that are the subject of such Consent Contract or similar condition within the control of the Acquiror or any of its Affiliates;

(iv)           the Owned Real Property Affidavits;

(v)            the Non-Imputation Affidavits;

(vi)           resolutions of the board of the Company or other evidence that the Company’s 401(k) Plan (the “Company 401(k) Plan”) will be terminated as set forth in Section 7.01(d); and

(vii)          such other documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 2.10.                          Sellers’ Representative.

(a)            Each Seller hereby designates ORIX Funds Corp. (the “Sellers’ Representative”) as its representative, attorney-in-fact and agent with full power and authority:

(i)             to execute and deliver any documents or certificates required to be delivered pursuant to this Agreement, including the Escrow Agreement and the Seller Expenses Escrow Agreement, and to agree to such amendments or modifications to this Agreement, the Escrow Agreement, the Seller Expenses Escrow Agreement or such other documents or certificates as the Sellers’ Representative, in its sole discretion, determines to be desirable;

(ii)            to execute and deliver such waivers and consents in connection with this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Sellers’ Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement, the Escrow Agreement or the Seller Expenses Escrow Agreement;

(iii)           to collect and receive all moneys and other proceeds and property payable to the Sellers from the Indemnity Escrow Account, the Adjustment Escrow Account and the Seller Expenses Escrow Account as described herein or otherwise payable to the Sellers pursuant to this Agreement, including the funds in the Indemnity Escrow Account, the Adjustment Escrow Account and the Seller Expenses Escrow Account and any portion of or earnings accrued thereon which may be distributable to the Sellers, in accordance with the Escrow Agreement or the Seller Expenses Escrow Agreement, as applicable, and, subject to any applicable withholding retention laws, to disburse and pay the same, to the extent payable to Sellers, to each Seller in accordance with the terms of this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement, as applicable;

(iv)           as the Sellers’ Representative, to enforce and protect the rights and interests of the Sellers and to enforce and protect the rights and interests of the Sellers’ Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement and each other agreement, document, instrument or certificate referred to herein or the transactions provided for herein, and to take any and all actions which the Sellers’ Representative believes are necessary or appropriate under this Agreement and the Escrow Agreement for and on behalf of the Sellers, including (but subject to Section 10.07 hereof) asserting or pursuing any claim against the Acquiror or the Company, defending any Third-Party Claims or claims by any Acquiror Indemnified Party, consenting to, compromising or settling any such claims, conducting negotiations with any Acquiror Indemnified Party or the Company and their respective Representatives regarding such claims, and, in connection therewith, to (A) assert any claim or institute any action, proceeding or investigation, (B) investigate, defend, contest or litigate any Action initiated by the Acquiror or the Company or any other Person, or by any Governmental Authority against the Sellers’ Representative, any or all of the Sellers, or the Indemnity Escrow Amount, the Adjustment Escrow Amount or the Seller Expenses Escrow Account and receive process on behalf of any or all of the Sellers in any such Action and compromise or settle on such terms as the Sellers’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to any such Action, (C) file any proofs of debt, claims and petitions as the Sellers’ Representative may deem advisable or necessary and (D) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation (it being understood that the Sellers’ Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);

(v)            to refrain from enforcing any right of the Sellers or any of them and/or the Sellers’ Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement, or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Sellers’ Representative, except as otherwise provided in this Agreement, the Escrow Agreement or the Seller Expenses Escrow Agreement, shall be deemed a waiver of any such right or interest by the Sellers’ Representative or by such Sellers unless such waiver is in writing signed by the waiving party or by the Sellers’ Representative;

(vi)           to give and receive any notice to be given by or to the Sellers pursuant to this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement (including, without limitation, to provide notice and instructions to the Escrow Agent and the Seller Expenses Escrow Agent and to authorize disbursement of funds from the Indemnity Escrow Account, the Adjustment Escrow Account or the Seller Expenses Escrow Account in accordance with this Agreement, the Escrow Agreement or the Seller Expenses Escrow Agreement, as applicable); and

(vii)          to make any payments or pay any expenses under or in connection with this Agreement, the Escrow Agreement or the Seller Expenses Escrow Agreement or on behalf of the Sellers, including pursuant to ARTICLE X.

(b)            The Acquiror shall be entitled to rely on any and all actions taken by the Sellers’ Representative without any liability to, or obligation to inquire of, or seek the consent of any Seller. The Sellers’ Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder.

(c)            In connection with this Agreement and any instrument, agreement or document relating hereto, and in exercising or failing to exercise all or any of the powers conferred upon the Sellers’ Representative hereunder, (i) the Sellers’ Representative shall incur no responsibility whatsoever to the Sellers by reason of any error in judgment or other act or omission performed or omitted hereunder, excepting only responsibility for any act or failure to act which represents gross negligence or willful misconduct and (ii) the Sellers’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Sellers’ Representative pursuant to such advice shall in no event subject the Sellers’ Representative to liability to the Sellers.  The Sellers shall jointly and severally indemnify the Sellers’ Representative and hold the Sellers’ Representative harmless against any Losses incurred without willful misconduct on the part of the Sellers’ Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, the Escrow Agreement and the Seller Expenses Escrow Agreement. The Sellers’ Representative shall be entitled to recover the amount of any expenses incurred by it in connection with the acceptance or administration of its duties hereunder from the Seller Expenses Escrow Account (but not solely from the Seller Expenses Escrow Account) in accordance with this Agreement and the Seller Expenses Escrow Agreement.

Section 2.11.                          Payments and Computations.  Each party hereto shall make any payment required to be made to another party hereto pursuant to this on the day on which such payment is due (unless otherwise consented to by the party hereto to which, or to whom, such payment is due).  All payments shall be paid by wire transfer of immediately available funds to the account or accounts designated by the party hereto receiving such payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, hereby represents and warrants (in each case, solely with respect to such Seller and not with respect to any other Seller) to the Acquiror as follows:

Section 3.01.                          Organization, Due Authorization and Enforceability.

(a)            If such Seller is a legal entity: (i) such Seller is duly incorporated, organized, or formed (as applicable), validly existing and in good standing (where applicable) under the Laws of the applicable jurisdiction of incorporation, organization or formation; (ii) such Seller has all requisite corporate and other applicable organizational power and authority to execute, deliver and perform each of the Transaction Agreement to which it is a party and to consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party; (iii) the execution, delivery and performance by such Seller of each of the Transaction Agreements to which it is a party and the consummation by such Seller of the transactions contemplated by each of the Transaction Agreements to which it is a party have been duly and validly authorized and approved by all requisite corporate or other similar organizational action on the part of such Seller, and each such authorization and approval remains in full force and effect; (iv) each of the Transaction Agreements to which such Seller is a party has been, or upon execution and delivery thereof will be, duly executed and delivered by such Seller; (v) no further corporate proceedings on the part of such Seller are necessary to authorize the execution, delivery or performance of the Transaction Agreements or to consummate the transactions contemplated by and carry out such Seller’s obligations under the Transaction Agreements to which it is a party, and (vi) assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which such Seller is a party constitutes, or upon execution and delivery thereof will constitute, the legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)            If such Seller is a natural person: (i) such Seller has all requisite power and authority to execute, deliver, perform, and consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party; (ii) each of the Transaction Agreements to which such Seller is a party has been, or upon execution and delivery thereof will be, duly executed and delivered by such Seller; and (iii) assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which such Seller is a party constitutes, or upon execution and delivery thereof will constitute, the legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.02.                          Consents and Approvals.  Except as related to the identity or regulatory status of the Acquiror or its Affiliates and except in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, the execution, delivery and performance by such Seller of the Transaction Agreements to which it is a party do not, and the consummation by such Seller of the transactions contemplated by the Transaction Agreements to which it is a party will not, require any consent, approval, license, permit, order, qualification or authorization of, or registration with or other action by, or any filing with or notification to, any Governmental Authority (each, a “Governmental Approval”) to be obtained or made by such Seller or any of its Affiliates (other than the Company and its Subsidiaries).

Section 3.03.                          No Conflict.  Except as related to the identity or regulatory status of the Acquiror or its Affiliates, the execution, delivery and performance by such Seller of, and the consummation by such Seller of the transactions contemplated by, the Transaction Agreements to which such Seller is a party do not and will not (a) if such Seller is a legal entity, violate or conflict with the organizational documents of such Seller, (b) assuming the making and obtaining of the Governmental Approvals referred to in Section 3.02 of this Agreement, conflict with or violate any Law or Governmental Order applicable to such Seller, (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of such Seller pursuant to, any material Contract to which such Seller is a party or by which such Seller is bound, or (d) violate any judgment, ruling, order, writ, injunction, decree, statute, rule, regulation or other restriction applicable to such Seller or any of its properties or assets.

Section 3.04.                          Title to Units.  Such Seller is the sole record and beneficial holder of, and has good and valid title to, the percentage of total Units set forth opposite its name on Annex I, free and clear of all Liens (except for Liens arising under (x) applicable securities Laws, and (y) the Company Operating Agreement), and upon the sale and delivery by such Seller at Closing of such Units as provided in this Agreement good and valid title to such Units, in each case free and clear of all Liens other than (x) Liens arising under applicable securities Laws, (y) Liens arising under the Company Operating Agreement and (z) those resulting from the Acquiror’s ownership, will pass to the Acquiror.

Section 3.05.                          No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III, neither such Seller nor any other Person makes any other express or implied representation or warranty on behalf of such Seller in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to the Acquiror on or prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood and agreed by the parties hereto that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Schedule to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to the Acquiror as follows:

Section 4.01.                          Organization, Qualification, Due Authorization and Enforceability.

(a)            Each of the Company and the Transferred Subsidiaries is duly incorporated, organized, or formed (as applicable), validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation (each as set forth in Section 4.01(a) of the Company Disclosure Schedule) and has all requisite corporate and other power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted.  Each of the Company and the Transferred Subsidiaries is duly qualified as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Section 4.01(a) of the Company Disclosure Schedule contains a complete and accurate list of the jurisdictions in which each of the Company and the Transferred Subsidiaries is qualified to do business as a foreign corporation or other organization. Each of the Company and the Transferred Subsidiaries has delivered true and complete copies of its organizational documents to the Acquiror, and there are no breaches of such organizational documents.

(b)            The Company has all requisite corporate or limited liability company power to execute, deliver and perform each of the Transaction Agreements to which it is a party and to consummate the transactions contemplated by and carry out its obligations under the Transaction Agreements to which it is a party.

(c)            The execution, delivery and performance by the Company of each of the Transaction Agreements to which it is a party and the consummation by the Company of the transactions contemplated by each of the Transaction Agreements to which it is a party have been duly and validly authorized and approved by all requisite corporate or other action on the part of the Company, and each such authorization and approval remains in full force and effect.  Each of the Transaction Agreements to which the Company is a party has been, or upon execution and delivery thereof will be, duly executed and delivered by the Company.  No further corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of the Transaction Agreements or to consummate the transactions contemplated by and carry out the Company’s obligations under the Transaction Agreements to which it is a party.

(d)            Assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which the Company is a party constitutes, or upon execution and delivery thereof will constitute, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject in each case to the Bankruptcy and Equity Exception.

Section 4.02.                          Capital Structure; Transferred Subsidiaries.

(a)            Section 4.02(a) of the Company Disclosure Schedule sets forth (i) each of the Company’s and Transferred Subsidiaries’ authorized capital stock or equity interests, (ii) each of the Company’s and Transferred Subsidiaries’ issued capital stock or equity interests, (iii) each of the Company’s and Transferred Subsidiaries’ outstanding capital stock or equity interests, (iv) the Sellers’ respective ownership percentages of all the issued and outstanding Units of the Company, which together constitute all of the issued and outstanding Interests of the Company and (v) the record owners and the number of shares of each class or series (or other applicable units) of Interests in each of the Transferred Subsidiaries that are issued and outstanding, together with the registered holders thereof.  All the issued and outstanding Units of the Company and all the outstanding shares of each class or series (or other applicable units) of Interests in each of the Transferred Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights.  There are no options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription, or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate the Company or any of the Transferred Subsidiaries to issue, sell, purchase, return or redeem any shares of its Interests or securities convertible into or exchangeable for any Interests or to grant any options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription, or other rights, or agreements, arrangements or commitments.  There are no Interests of the Company or any of the Transferred Subsidiaries reserved for issuance.  There are no capital appreciation rights, restricted stock or equity, performance-based stock or other equity, dividend equivalent, profit participation, phantom stock or equity plans, securities with participation rights or features or similar obligations and commitments of the Company or any of the Transferred Subsidiaries.  The Company directly or indirectly owns all the outstanding Interests of each of the Transferred Subsidiaries, free and clear of all Liens, other than any Liens arising as a result of any of the Transaction Agreements or restrictions on transfer imposed by applicable Laws.  Other than the Company’s or the Transferred Subsidiaries’ ownership of the equity of the Transferred Subsidiaries, neither the Company nor any of the Transferred Subsidiaries owns, holds or controls, directly or indirectly, any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in, any Person. There are no declared or accrued unpaid dividends or distributions with respect to any Units.  The Company is not under any obligation to register under the Securities Act of 1933, as amended, any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

(b)            Except for this Agreement, the Company Operating Agreement and restrictions imposed by applicable Laws, there are no agreements, voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or distribution rights of the Units or of the shares of any Interests in any Transferred Subsidiary.  The Company does not have any Subsidiaries other than the Transferred Subsidiaries.  From June 30, 2016 to the date hereof, the Company has not declared, set aside, made or paid any distribution in respect of the Units.

Section 4.03.                          Consents and Approvals.  Except as related to the identity or regulatory status of the Acquiror or its Affiliates and except in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, the execution, delivery and performance by the Company of the Transaction Agreements to which it is a party do not, and the consummation by the Company of the transactions contemplated by the Transaction Agreements to which it is a party will not, require any Governmental Approval to be obtained or made by the Company.

Section 4.04.                          No Conflict.  Except as related to the identity or regulatory status of the Acquiror or its Affiliates and as disclosed in Section 4.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of, and the consummation by the Company of the transactions contemplated by, the Transaction Agreements to which the Company is a party do not and will not (a) violate or conflict with the organizational documents of the Company or any of the Transferred Subsidiaries, (b) assuming the making and the obtaining of the Governmental Approvals referred to in Section 4.03 of this Agreement, conflict with or violate any Law or Governmental Order applicable to the Company or any of the Transferred Subsidiaries or by which any of them or any of their respective properties or assets is bound or subject, (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of the Company or any of the Transferred Subsidiaries pursuant to, any Real Property Lease or any Material Contract to which the Company or any of the Transferred Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or subject or (d) violate any judgment, ruling, order, writ, injunction, decree, statute, rule, regulation or other restriction applicable to the Company or any Transferred Subsidiary or any of their properties or assets.

Section 4.05.                          Financial Information; Absence of Undisclosed Liabilities; Accounts Receivable; Inventory.

(a)            Section 4.05(a) of the Company Disclosure Schedule sets forth (i) the audited consolidated balance sheet of the Company and the Transferred Subsidiaries as of December 31, 2013, December 31, 2014 and December 31, 2015, and the related consolidated statements of income and cash flows of the Company and the Transferred Subsidiaries for the fiscal years ended on such dates, together with all related notes and schedules thereto, (ii) the unaudited consolidated balance sheet of the Company and the Transferred Subsidiaries as of June 30, 2016 (the “Unaudited Balance Sheet”), (iii) the audited consolidated statement of income of the Company and the Transferred Subsidiaries for the two-year period ended December 31, 2015 and (iv) the unaudited consolidated statement of income and cash flows of the Company and the Transferred Subsidiaries for the half-year period ended June 30, 2016 (the balance sheets and the statements of income and cash flows referred to in clauses (i) through (iv) of this Section 4.05(a) being collectively referred to herein as the “Financial Statements”).  Each of the Financial Statements (x) have been prepared in accordance with GAAP (y) present fairly, in all material respects, the consolidated financial condition and the consolidated results of operations of the Company and the Transferred Subsidiaries as of their respective dates and for the respective periods covered thereby and (z) were prepared in accordance with, and are consistent with, the financial records of the Company and the Transferred Subsidiaries, except that the Financial Statements referred to in clauses (ii) and (iv) of this Section 4.05(a) do not contain footnotes or other presentation items and are subject to normal year-end adjustments.  The financial records of the Company and the Transferred Subsidiaries, all of which the Company has made available to Acquiror, are true, correct and complete in all material respects and represent actual, bona fide transactions and have been maintained in all material respects in accordance with sound business practices, including the maintenance of a system of internal controls reasonably adequate for a privately-owned company of similar size to the Company, operating in the same industry as the Company.

(b)            Except (i) as set forth on the face of the Unaudited Balance Sheet, and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since June 30, 2016, there are no debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, or matured or unmatured, of the Company or any of the Transferred Subsidiaries of any nature or type, whether or not required by GAAP to be reflected on a consolidated balance sheet of Company or and the Transferred Subsidiaries.

(c)            The accounts receivable of the Company and the Transferred Subsidiaries reflected in the Financial Statements or in the accounting records of the Company or the Transferred Subsidiaries since June 30, 2016 (i) have arisen in the Ordinary Course of Business, and (ii) represent valid obligations arising from sales actually made or services actually performed by the Company or the Transferred Subsidiaries in the Ordinary Course of Business.

Section 4.06.                          Absence of Certain Changes.  Except as contemplated by this Agreement, from June 30, 2016 to the date hereof, (a) the Company and the Transferred Subsidiaries have conducted the Business in the Ordinary Course of Business, (b) there has not occurred any event or events that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (c) no action has been taken that would be a violation of Section 6.01 if it had been taken after the date of this Agreement.

Section 4.07.                          Absence of Litigation.  There are no material Actions pending by or against Company or any of the Transferred Subsidiaries or, to the Knowledge of the Company, threatened in writing by or against the Company or any of the Transferred Subsidiaries.

Section 4.08.                          Compliance with Laws.  None of the Company or the Transferred Subsidiaries is, and during the past three years has been, in violation in any material respect of any Laws or Governmental Orders applicable to it or its assets, properties or businesses.  None of the Company or the Transferred Subsidiaries is a party to, or bound by, any material Governmental Order.  Since January 1, 2014, neither the Company nor any of the Transferred Subsidiaries has received any written notice of the violation of any Laws by the Company or the Transferred Subsidiaries.

Section 4.09.                          Governmental Permits.

(a)            The Company and each Transferred Subsidiary holds all governmental qualifications, registrations, filings, licenses, permits, franchises, certificates, consents, waivers, concessions, exemptions, orders, notices, approvals or authorizations issued or granted by Governmental Authorities necessary to conduct the Business in compliance in all material respects with all Laws or Governmental Orders applicable to it or its assets, properties or businesses  and to own or use its respective assets and properties, as such Business, assets and properties are conducted, owned and used, respectively, on the date hereof (collectively, the “Permits”).

(b)            All material Permits are valid and in full force and effect.  None of the Company or the Transferred Subsidiaries, is the subject of any pending or, to the Knowledge of the Company, threatened in writing Action seeking the revocation, suspension, termination, modification or impairment of any Permit.  Each of the Company and the Transferred Subsidiaries is, and during the past three years has been, in compliance in all material respects with all of its Permits.  Since January 1, 2014, neither the Company nor any of the Transferred Subsidiaries has received any written notice of revocation, suspension, modification or termination with respect to any Permit.

Section 4.10.                          Intellectual Property.

(a)            Section 4.10(a) of the Company Disclosure Schedule contains a list of all material Registered Intellectual Property owned by the Company or any of the Transferred Subsidiaries that is material to the operation of the Business (“Company Registered Intellectual Property”), including any such Internet domain name, pending patent or trademark application or application for registration that the Company or any of the Transferred Subsidiaries has made with respect to any of its Intellectual Property.  With respect to each item of Intellectual Property required to be identified in Schedule 4.10(a) (and except as otherwise set forth therein) to the Company’s Knowledge:

(i)             the Company or a Transferred Subsidiary owns and possesses all right, title, and interest in and to the item, free and clear of any Lien, except for Permitted Liens;

(ii)            each item that is an issued patent, registered copyright or registered trademark is valid and enforceable;

(iii)           the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; and

(iv)           no material action, suit, proceeding, hearing, investigation, charge, complaint, claim, interference, opposition, cancellation, reexamination, or demand is pending or threatened that challenges the legality, validity, enforceability, use or ownership of the item;

(b)            To the Company’s Knowledge, neither the Company nor any Transferred Subsidiary has, since January 1, 2014 to the date hereof, materially infringed upon, misappropriated, or otherwise violated, any Intellectual Property rights of third parties.  Since January 1, 2014 to the date hereof, none of the Company or the Transferred Subsidiaries has received any written claim or notice from any Person that the Company or any of the Transferred Subsidiaries is engaging in any activity that infringes upon, violates or misappropriates any Intellectual Property right of such Person that has not been resolved. To the Company’s Knowledge, there is no material infringement, misappropriation, or other violation by any third party (including any employee or former employee of the Company or any Transferred Employee) of any Intellectual Property owned by the Company or any Transferred Subsidiary.

(c)            The Company and each Transferred Subsidiary have taken reasonable precautions to protect the confidentiality of all Trade Secrets; and to the Company’s Knowledge, such Trade Secrets have not been used, divulged or appropriated for the benefit of any third party without the Company’s consent.

(d)            Assuming the validity of ownership of Intellectual Property by all Persons from whom the Company or a Transferred Subsidiary licenses Intellectual Property, the Company or a Transferred Subsidiary owns and possesses or has the right to use pursuant to a valid license, sublicense, agreement, permission, or otherwise all material Intellectual Property necessary for the operation of the Business as presently conducted.

(e)            To the Company’s Knowledge,  no Company Software is subject to any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org/) that conditions the distribution of such Company Software at no license fee.

Section 4.11.                          Material Contracts.  Section 4.11 of the Company Disclosure Schedule lists each of the Material Contracts as in effect on the date hereof and, to the extent that a Material Contract is oral, Section 4.11 of the Company Disclosure Schedule contains an accurate description of the material terms thereof, in each case. The Company has made available to the Acquiror a copy of each Material Contract required to be listed on Section 4.11 of the Company Disclosure Schedule (except in the case of oral Material Contracts).   Each Material Contract is a valid and binding obligation of the Company or the Transferred Subsidiary (as applicable) that is party thereto and, to the Knowledge of the Company, each other party to such Material Contract.  Each such Material Contract is enforceable against the Company or the Transferred Subsidiary (as applicable) that is party thereto and, to the Knowledge of the Company, each other party to such Material Contract in accordance with its terms (subject in each case to the Bankruptcy and Equity Exception).  None of the Company or the Transferred Subsidiaries or, to the Knowledge of the Company, any other party to a Material Contract, is in breach of or default in any material respect under any Material Contract, as of the date hereof, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both) by the Company or the Transferred Subsidiaries and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both) by any other party.  Neither the Company nor any of the Transferred Subsidiaries has waived any material right under any Material Contract and, to the Knowledge of the Company, as of the date hereof, no party to any Material Contract has communicated to the Company or any Transferred Subsidiary such party’s intent to terminate, modify, amend, accelerate or cancel any Material Contract. As of the date hereof, neither the Company nor any of the Transferred Subsidiaries has received any written notice of a party’s desire or intent to renegotiate or reduce its commitment under a Material Contract.  If the parties to a Material Contract are performing under terms that have expired by the express terms of such Material Contract, then Section 4.11 of the Company Disclosure Schedule identifies such expiration and describes the material terms under which such parties continue to perform.

Section 4.12.                          Employee Benefits; Labor.

(a)            Section 4.12(a) of the Company Disclosure Schedule sets forth a list of all material Benefit Plans. The term “Benefit Plan” means (i) “employee benefit plans” as defined in Section 3(3) of ERISA and (ii) any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by, the Company or any of the Transferred Subsidiaries.  The Company has delivered or made available to the Acquiror copies of all the material Benefit Plans (or, a description of any material Benefit Plan, if the Benefit Plan is not documented in writing) and all related trust agreements, insurance contracts or other funding arrangements which implement any of such Benefit Plans.

(b)            Each Benefit Plan (other than Benefit Plans that are maintained primarily for the benefit of employees outside of the United States (“Non-U.S. Benefit Plans”)) has been operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for any non-compliance that, individually and in the aggregate, considering any potential penalty or tax associated with such non-compliance, would not be material.

(c)            With respect to each Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA (an “ERISA Plan”), the Company has made available to the Acquiror, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, and (ii) the most recent IRS determination or opinion letter.  With respect to any ERISA Plan, none of the Company or the Transferred Subsidiaries has engaged in a transaction with respect to any Benefit Plan that would reasonably be expected to subject the Company or any Transferred Subsidiary or any Benefit Plan to a Tax or penalty imposed by either Section 4975 or 4976 of the Code or Section 502(i) of ERISA in an amount which could be material.  Each ERISA Plan, which is intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and no event has occurred and no condition exists that would reasonably be expected to result in the revocation of such determination letter or the imposition of any material liability or tax under ERISA or the Code.  There are no facts or circumstances that would reasonably be expected to result in the imposition of a material tax or penalty against the Company or any Transferred Subsidiary under the Patient Protection and Affordable Care Act.

(d)            Neither the Company nor any ERISA Affiliate has contributed in the last six (6) years to, or has any potential obligation of any sort (including any contingent liability) with respect to (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) any “multiemployer plan” (as defined in Section (3)(37) or 4001(a)(3) of ERISA), (iii) any “multiple employer plan” (as defined in Section 413(c) of the Code or Section 4063 of ERISA), (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (v) any self-funded medical or dental plan or (vi) any nonqualified deferred compensation plan subject to Section 409A of the Code. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of the Transferred Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.  No Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code).

(e)            Neither the execution and delivery of this Agreement, member or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any employee of the Company or any of the Transferred Subsidiaries to severance pay or any material increase in severance pay (other than severance pay required by any applicable Law), (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f)            All Non-U.S. Benefit Plans that are maintained primarily for the benefit of employees outside of the United States comply with applicable local Law, except for any non-compliance that, individually or in the aggregate, would not be material.

(g)            The Company has delivered or made available to the Acquiror a list of  the name, job title, exempt or non-exempt status for wage and hour purposes, date of hire, base compensation, bonus plan eligibility, and employing entity as of the date thereof for each employee of the Company or any of the Transferred Subsidiaries.

(h)            The employment relationship between the Company or the Transferred Subsidiary, as applicable, and each current U.S. employee is employment at-will.

(i)            Except as disclosed on a list the Company has delivered or made available to the Acquiror, as of the date of such list, no current employee is off work due to a leave of absence, including without limitation, short or long-term disability leave.

(j)            No management-level employee with the title of director or above has communicated to the Company or any Transferred Subsidiary any intention to terminate such employee’s employment with the Company or any Transferred Subsidiary.

(k)            The Company and each Transferred Subsidiary is in compliance in all material respects with all applicable Laws relating to employment including, without limitation, provisions thereof relating to wages, wage payment, overtime, hours, rest and meal breaks, leaves of absence, equal opportunity, collective bargaining, workplace safety, workers compensation, discrimination, immigration, and the payment and/or withholding of social security and other Taxes.

(l)            Neither the Company nor any Transferred Subsidiary provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by COBRA and at such participant’s or such beneficiary’s sole expense.

(m)            No action, suit, proceeding, hearing, or investigation with respect to any Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller and the Company, threatened that would result in any material liability to the Company or any Transferred Subsidiary.

(n)            For all periods on or before the Closing Date, all contributions (including all employer contributions and employee salary reduction contributions) that are due from the Company or a Transferred Subsidiary have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan or, for those which are not yet due, have been made to each such Benefit Plan or accrued in accordance with GAAP.  All premiums, other payments or accruals for incurred but not reported liabilities for the Company and Transferred Subsidiaries for all periods ending on or before the Closing Date with respect to each Benefit Plan have been paid on a timely basis or accrued consistent with GAAP.

(o)            Neither the Company nor any of the Transferred Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization.  To the Knowledge of the Company, there are (i) no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, and (ii) no pending or threatened strikes, lockouts, slowdowns or work stoppages.

(p)            Neither the Company nor any Transferred Subsidiary have committed to make any material increase in contributions or benefits under any Plan.

Section 4.13.                          Insurance.  Section 4.13 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies and self-insurance arrangements in force with respect to the Company and the Transferred Subsidiaries (including all policies of liability, property, casualty and other forms of insurance owned or held by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary of coverage) (“Company Insurance Policies”), copies of which have been provided to the Acquiror.  All Company Insurance Policies are legal, valid, binding, enforceable, and in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by the Company or any of the Transferred Subsidiaries and none of the Company or the Transferred Subsidiaries is in default in any material respect of any provision thereof.  The Company and each of the Transferred Subsidiaries is in compliance in all material respects with all Material Contracts requiring the Company or the Transferred Subsidiaries to list a third party as an additional or named insured.

Section 4.14.                          Real Property.

(a)            Section 4.14(a) of the Company Disclosure Schedule sets forth all real property owned by the Company or any of the Transferred Subsidiaries as of the date hereof (the “Owned Real Property”). Neither the Company nor any of the Transferred Subsidiaries has ever owned any real property other than the Owned Real Property.

(b)            Section 4.14(b) of the Company Disclosure Schedule sets forth the leases with respect to real property leased as of the date hereof by the Company or any Transferred Subsidiary, as lessee (the “Real Property Leases”; the real property specified in such leases being referred to herein as the “Leased Real Property”).

(c)            All of the land, buildings, structures and other improvements used by the Company or any of the Transferred Subsidiaries in the conduct of its Business are included in the Owned Real Property and Leased Real Property.  Except for the Real Property Leases, there is no lease (including sublease) or occupancy agreement in effect with respect to any Owned Real Property or Leased Real Property.  There is no pending or, to the Knowledge of the Company, threatened Action regarding condemnation or other eminent domain Proceedings affecting any Owned Real Property or Leased Real Property.  There is no sale or other disposition of any Owned Real Property in lieu of condemnation.  To the Knowledge of the Company, there is no sale or other disposition of any Leased Real Property in lieu of condemnation.  Since January 1, 2014 to the date hereof, no Owned Real Property or Leased Real Property has suffered any material damage by fire or other casualty that has not been repaired and restored.

(d)            The Company or the Transferred Subsidiary that is a party to any Real Property Leases has a valid and enforceable leasehold interest under each of the Real Property Leases, subject to the Bankruptcy and Equity Exception and, as of the date hereof, and neither the Company nor such Transferred Subsidiary has received any written notice of any default under the Real Property Leases, and to the Knowledge of the Company no event has occurred and no condition exists that, with notice or lapse of time or both, would constitute a default under the Real Property Leases. As of the date hereof, no party to any Real Property Lease has exercised any termination right with respect thereto. The Company or each applicable Transferred Subsidiary has provided to Acquiror a true, correct and complete copy of each Real Property Lease.  Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties relating thereto.

(e)            Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, the Company or Transferred Subsidiary has good and marketable fee simple title to all Owned Real Property, subject only to any Permitted Liens.  Neither the Company nor any Transferred Subsidiary has received written or, to the Company’s Knowledge, oral notice from any insurance company that such insurance company will require any alteration to any Owned Real Property for continuance of a policy insuring any Owned Real Property or for the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed).

(f)            Except as listed in Section 4.14(f) of the Disclosure Schedule,  there is no purchase option, right of first refusal, first option or other right held by the Company or any Transferred Subsidiary with respect to, or any real estate or building affected by, any Real Property Lease that is not contained within such Real Property Lease.

(g)           The use and occupancy of all Owned Real Property and Leased Real Property are in material compliance with all applicable Laws and all applicable insurance requirements, including those pertaining to zoning matters, and conform in all material respects to all such applicable Laws on a current basis without reliance on any variance or other special limitation or conditional or special use permit.

(h)       No portion of any Owned Real Property relies on any facility (other than a facility of a public utility or community water and sewer company) not located on such applicable parcel of Owned Real Property to fulfill any zoning, building code or other generally applicable land use restriction under applicable Laws.  To the Company’s Knowledge, there is no material defect in any structural component of any improvement on any Owned Real Property or Leased Real Property or any of its electrical, plumbing, HVAC, life safety or other building systems.
(i)            The Company and each applicable Transferred Subsidiary has made available to Acquiror a true, correct and complete copy of all ALTA land title surveys and all title insurance commitments and policies issued to the Company or any of the Transferred Subsidiaries that are in their possession or control that cover any of the Owned Real Property and Leased Real Property.

(j)            To the Affiant’s Knowledge, the information contained in the Non-Imputation Affidavits and Owned Real Property Affidavits is true and correct, subject only to Permitted Liens.  For purposes of the foregoing, “Affiant’s Knowledge” shall mean (and shall be limited to) the actual, personal knowledge of Darren Salvin.

Section 4.15.                          Taxes.

(a)            Neither the Company nor any Transferred Subsidiary of the Company that is an entity organized under the laws of the United States or a State thereof has been, since the time of its formation, treated as an entity that is not disregarded as separate from its owner or a partnership for United States federal Income Tax and all other Income Tax purposes.  Neither the Company nor any Transferred Subsidiary has ever had a permanent establishment in any country other than the country in which it was incorporated or formed.

(b)            All U.S. federal Tax Returns for Income Taxes and other material Tax Returns required to be filed by or on behalf of the Company and each of the Transferred Subsidiaries have been filed with the appropriate Tax Authority (after giving effect to any valid extensions of time within which to make such filings).  The Company and Transferred Subsidiaries have paid all material Taxes due (whether or not shown on any Tax Return).  Neither the Company nor any Transferred Subsidiary has in writing waived (or agreed to an extension of) any statute of limitations in respect of U.S. federal Income Taxes or other material Taxes which waiver (or extension) is currently in effect.

(c)            The Company and each of the Transferred Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding of Taxes and have duly withheld from distributions or income allocable to third parties and employees’ salaries, wages and other compensation and have paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over.

(d)            All material deficiencies asserted in writing or material assessments made in writing as a result of any examinations by any Tax Authority of Tax Returns of the Company or any of the Transferred Subsidiaries have been fully paid, and no other material audits or material investigations by any Tax Authority relating to any Tax Returns of the Company or any of the Transferred Subsidiaries are in progress with respect to which the Company or any of the Transferred Subsidiaries has received written notice from a Tax Authority.

(e)            Neither the Company nor any Transferred Subsidiary is a party to any Tax sharing or allocation agreements (not including, for this purposes, agreements entered into in the Ordinary Course of Business which are not principally related to Taxes) with an entity other than the Company or a Transferred Subsidiary pursuant to which it will have any obligation to make any payments after the Closing Date.

(f)            There are no Liens for Taxes upon any assets of the Company or any Transferred Subsidiary.

(g)            No claim has ever been made in writing by a Tax Authority in a jurisdiction where the Company or any Transferred Subsidiary does not file any Tax Return that the Company or such Transferred Subsidiary is subject to Taxation in such jurisdiction.

(h)            Neither the Company nor any Transferred Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:  (1) change in method of accounting for a Taxable period ending on or before the Closing Date; (2) “closing agreement” as described in section 7121 of the Code (or any similar provision of any Applicable Law) executed on or before the Closing Date; (3) installment sale or open transaction disposition made on or before the Closing Date; or (4) prepaid amount received on or before the Closing Date.

(i)            Neither the Company nor any Transferred Subsidiary has been a member of a group (including an affiliated group) with which it has filed or been included in a combined, consolidated or unitary Income Tax Return, other than any such group of which it is currently a member.   Neither the Company nor any Transferred Subsidiary is liable for any material amount of Tax of any Person other than the Company or such Transferred Subsidiary under provisions similar to those of Treasury Regulations section 1.1502-6 (or any similar provision of any Applicable Law), as a transferee or successor, by Contract  or otherwise, for any Pre-Closing Tax Period.

(j)            No closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of any Applicable Law) has been entered into by or with respect to the Company or any Transferred Subsidiary with respect to a material amount of Taxes.

Section 4.16.                          Investment Company.  Neither the Company nor any Transferred Subsidiary is an “investment company”,” or a company “controlled” by or an “affiliated company” with respect to an “investment company,” in each case as such term is defined in the U.S. Investment Company Act of 1940, as amended.

Section 4.17.                          Regulatory Filings.  The Company has made available for inspection by the Acquiror any material reports, filings or submissions made by the Company with any Governmental Authority since January 1, 2014 and prior to the date hereof.

Section 4.18.                          Affiliate Agreements.  Section 4.18 of the Company Disclosure Schedule contains a complete and correct list of all Affiliate Agreements and Contracts between the Company or a Transferred Subsidiary and any officer, director, governor or manager of (or any person holding a similar position with) the Company or any of the Transferred Subsidiaries.  No officer, director, manager, Seller, Series A Preferred Member or other equityholder of the Company or any of the Transferred Subsidiaries, nor any of their respective Affiliates, (a) owns, licenses, leases or has any interest in any material asset or property (whether real, personal, or mixed and whether tangible or intangible) used in the Business or (b) has been involved in any business arrangement or relationship (including as a party to a Contract) with the Company or any of the Transferred Subsidiaries at any time since January 1, 2014, (other than as a director, an employee or an independent contractor providing services to the Company or the Transferred Subsidiaries.

Section 4.19.                          Assets.  The Company or the Transferred Subsidiaries, as applicable, have good, valid and marketable title sufficient to enable the Acquiror to conduct the Business and use and operate the assets of the Company or the Transferred Subsidiaries, as applicable, in substantially the same manner as the Company or the Transferred Subsidiaries, as applicable, have conducted, used and operated the same prior to the Closing Date, free and clear of Liens, other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business. All tangible assets of the Company and the Transferred Subsidiaries are in operating condition and are suitable and sufficient for the purposes for which they are used.

Section 4.20.                          Product Warranties.  Each product manufactured, sold, leased or delivered by the Company or any Transferred Subsidiary is and was at all times when such actions occurred in conformance in all material respects with all applicable Contractual obligations and applicable Law, Federal Motor Vehicle Safety Standards, Recreational Off-Highway Vehicle Association Standards, and all applicable express and implied warranties.  Section 4.20 of the Company Disclosure Schedule contains copies of the standard terms and conditions of sale and lease for the Company and each Transferred Subsidiary (including applicable guarantee, warranty and indemnity provisions).  No product manufactured, sold, leased or delivered by the Company or any Transferred Subsidiary is subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of sale and lease shown in such Section of the Company Disclosure Schedule.

Section 4.21.                          Products Liability.

(a)            Except as set forth on Schedule Section 4.21, since the date that was three years preceding the date hereof, to the Knowledge of the Company, no material product liability claim has been made in writing against the Company or any Transferred Subsidiary.  Except as set forth on Schedule Section 4.21, since the date that was three years preceding the date hereof, neither the Company nor any Transferred Subsidiary has received written notice as to any material claim for (i) personal injury or death, (ii) property, economic, punitive or exemplary damages, (iii) contribution or indemnification or (iv) injunctive relief, in each case in connection with any product manufactured, sold, leased or distributed by the Company or any Transferred Subsidiary.

(b)            Except as set forth on Schedule Section 4.21, since the date that was three years preceding the date hereof, there has not been any material product recall (voluntary, involuntary or otherwise) by the Company or any Transferred Subsidiary.

Section 4.22.                          Suppliers and Customers.  Section 4.22 of the Company Disclosure Schedule lists the 15 largest suppliers by dollar volume (listing the dollar volume for each) of products and services to the Company and the Transferred Subsidiaries, in the aggregate (each a “Material Supplier”), and the 15 largest customers by dollar volume (listing the dollar volume for each) of products and services of the Company and the Transferred Subsidiaries, in the aggregate (each a “Material Customer”), in each case for the 12‑month period ended on June 30, 2016.  Section 4.22 of the Company Disclosure Schedule lists each trade allowance, trade in, billback, rebate, discount or similar program of or for the Company or any Transferred Subsidiary for the benefit of or with any Material Supplier or Customer of the Company or any Transferred Subsidiary.

Section 4.23.                          Imports and Exports.  Each applicable United States and other Customs Duty with respect to the Company and each Transferred Subsidiary has been paid.  With respect to the imports into and exports from the United States of the Company and each Transferred Subsidiary (if any), (a) adequate cash deposits and bonds have been posted with respect to all entries that are not yet liquidated and final and (b) no entry has been subjected to suspension of liquidation pursuant to antidumping or countervailing duty orders.  Neither the Company nor any Transferred Subsidiary is the subject of any United States Customs and Border Protection prepenalty notice or penalty claim, claim for liquidated damages or claim for redelivery of merchandise to customs custody.  The Company and each Transferred Subsidiary has maintained at least five years’ worth of import records as required by sections 508 and 509 of the Tariff Act of 1930 (to the extent applicable to the Company or any Transferred Subsidiary).  “Customs Duty” means any Tax, tariff, fee, expense, processing charge or other impost imposed by any Governmental Authority upon any item by reason of such item’s importation into the United States or any other country.

Section 4.24.                          Absence of Certain Business Practices.

(a)            For the past five years, none of the Company or the Transferred Subsidiaries and none of their respective Affiliates, directors, officers, equity holders or employees or any other Persons, in each case acting on behalf or for the benefit of the Company or any Transferred Subsidiary, and to the Knowledge of the Company, none of the BAIC JV and none of its Affiliates, directors, officers, equity holders or employees or any other Persons acting on behalf of or for the benefit of the BAIC JV, has directly or indirectly offered or provided money or anything else of value to any Person in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), or any other anti-bribery/anti-corruption Law applicable to such entity. For the past five years, none of the Company or the Transferred Subsidiaries and none of their respective Affiliates, directors, officers, equity holders or employees or any other Persons, in each case acting on behalf or for the benefit of the Company or any Transferred Subsidiary and to the Knowledge of the Company, none of the BAIC JV and none of its Affiliates, directors, officers, equity holders or employees or any other Persons acting on behalf of or for the benefit of the BAIC JV, has directly or indirectly accepted or received any unlawful contributions, payments, gifts, or expenditures.

(b)            For the past five years, none of the Company or the Transferred Subsidiaries and none of their respective Affiliates, directors, officers, equity holders or employees or any other Persons, in each case acting on behalf or for the benefit of the Company or any Transferred Subsidiary, and to the Knowledge of the Company, none of the BAIC JV and none of its Affiliates, directors, officers, equity holders or employees or any other Persons acting on behalf of or for the benefit of the BAIC JV, has (i) been subject to any Governmental Order with respect to any actual or alleged non-compliance with the FCPA any other applicable anti-bribery/anti-corruption Law, (ii) received any written notice, demand letter, federal or state (or other national, regional or local) administrative inquiry, subpoena, or formal complaint or claim with respect to any actual or alleged non-compliance with the FCPA any other applicable anti-bribery/anti-corruption Law or the enforcement thereof, (iii) been the subject of any criminal Proceedings or convicted of any felony or misdemeanor in relation to the FCPA any other applicable anti-bribery/anti-corruption Law, or (iv) been the subject of any investigation involving any Governmental Authority or Proceeding that may result in any fine or penalty in relation to the FCPA any other applicable anti-bribery/anti-corruption Law.

Section 4.25.                          Environmental Matters.

(a)            There is no material Environmental Claim pending or, to the Company’s Knowledge, threatened (i) against the Company or any Transferred Subsidiary or (ii) against any Person whose Losses for such Environmental Claim the Company or any Transferred Subsidiary has retained or assumed by Contract or under any applicable Laws.  To the Company’s Knowledge, no incident, event or Release has occurred that could reasonably be expected to form the basis of a material Environmental Claim against the Company or any Transferred Subsidiary or against any Person whose Losses for such material Environmental Claim the Company or any Transferred Subsidiary has retained or assumed by Contract or under any applicable Laws.

(b)            The Company and each of the Transferred Subsidiaries has obtained each  material Environmental Permit that it is or was required to obtain under any Environmental Law for the operation of the business of the Company or any Transferred Subsidiary as presently conducted.  The Company and each of the Transferred Subsidiaries is in compliance in all material respects with all Environmental Laws and the terms and conditions of all Permits issued with respect to the Company or any Transferred Subsidiary pursuant to any Environmental Law.  To the Company’s Knowledge, no incident, event or Release with respect to the Company or any Transferred Subsidiary has occurred that could reasonably be expected to prevent or interfere with such material compliance by the Company or any Transferred Subsidiary in the future, including any failure to make a timely application or submission for renewal of any such Environmental Permit.

(c)            To the Company’s Knowledge, all on‑site and off‑site locations where the Company or any Transferred Subsidiary has stored, disposed or arranged for the disposal of any Hazardous Materials and all on‑site and off‑site locations where the Company or any Transferred Subsidiary has disposed or arranged for the disposal of any other waste material covered by Environmental Laws since January, 2007 have been utilized in compliance with all Environmental Laws.  To the Company’s Knowledge, all underground storage tanks and  all wells and other borings (regardless of whether such wells or borings are in use) located on any of the Owned Real Property or Leased Real Property are in compliance with all Environmental Laws.

(d)            There is not present in, on or under any of the Owned Real Property or Leased Real Property Release of Hazardous Material in such form or quantity as to create any material Losses for the Company or any Transferred Subsidiary under any Environmental Law.  Neither the Company nor any Transferred Subsidiary has used, Released, treated, disposed of or arranged for the disposal of any Hazardous Material in any manner so as to create any material Losses under any Environmental Law to the Company or any Transferred Subsidiary or Acquiror.

(e)            Company has made available to Acquiror a true, correct and complete copy of all reports, Environmental Permits and other materials documents of which Company has Knowledge and possession relating to the status of any of the Owned Real Property or Leased Real Property or otherwise relating to the business of the Company or any Transferred Subsidiary with respect to any Environmental Law, including that Company has made available to Acquiror a true, correct and complete copy of all Phase I and Phase II environmental site assessments prepared in the last five (5) years that are in the possession or control of the Company and any Transferred Subsidiary related to any of the Owned Real Property or Leased Real Property.

Section 4.26.                          Brokers.  Except for Jefferies LLC and Houlihan Lokey, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated by this Agreement or the origination, negotiation, or execution of this Agreement, in each case based upon arrangements made by or on behalf of the Company.  The Company is solely responsible for any fees and expenses payable to Jefferies LLC and Houlihan Lokey, Inc.

Section 4.27.                          No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE IV or expressly set forth in a Transaction Agreement other than this Agreement, neither the Company nor any other Person makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Company, the Transferred Subsidiaries, the Business, the Transaction Agreements or the Transactions, including any relating to the financial condition, results of operations, assets or liabilities of any of the foregoing entities or to the accuracy or completeness of any information regarding the Company furnished or made available to the Acquiror (including any information, documents or material made available to the Acquiror in the electronic documentation site established by Intralinks, Inc. on behalf of the Company, in management presentations or in any other form in expectation of the transactions contemplated hereby).  For the avoidance of doubt, none of the Company nor its Affiliates nor any of its or their respective Representatives makes any representations or warranties to the Acquiror or any other Person regarding the probable success or profitability of the Company, the Transferred Subsidiaries or the Business (whether before or after the Closing).

The representations and warranties made in Section 4.12 with respect to Taxes and the representations and warranties made in Section 4.15 are the only representations and warranties made by the Company with respect to matters relating to Taxes (including Tax Returns, Tax sharing agreements, Tax claims and Actions related to Taxes).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

The Acquiror hereby represents and warrants to the Sellers and the Company as follows:

Section 5.01.                          Incorporation and Authority of the Acquiror.

(a)            The Acquiror is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as presently conducted, except where the failure to be so incorporated, existing or in good standing or to have such power or authority, individually or in the aggregate, would not reasonably be expected to have an Acquiror Material Adverse Effect.  The Acquiror is duly qualified as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b)            The Acquiror has all requisite corporate or other applicable organizational power to enter into, consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party.

(c)            The execution, delivery and performance by the Acquiror of each of the Transaction Agreements to which it is a party and the consummation by the Acquiror of the transactions contemplated by each of the Transaction Agreements to which it is a party have been or will be prior to the Closing (as applicable) duly and validly authorized and approved by all requisite corporate on the part of the Acquiror, and such authorization and approval remains in full force and effect.  Each of the Transaction Agreements to which the Acquiror is a party has been, or upon execution and delivery thereof will be, duly executed and delivered by the Acquiror.

(d)            Assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which the Acquiror is a party constitutes, or upon execution and delivery thereof will constitute, the legal, valid and binding obligation of the Acquiror, enforceable against it in accordance with its terms, subject in each case to the Bankruptcy and Equity Exception.

Section 5.02.                          Consents and Approvals.  Except as related to the identity or regulatory status of the Company or its Affiliates and except in connection, or in compliance, with (a) the notification and waiting period requirements of the HSR Act the execution, delivery and performance by the Acquiror of the Transaction Agreements to which it is a party do not, and the consummation by the Acquiror of the transactions contemplated by the Transaction Agreements to which it is a party will not, require any Governmental Approval to be obtained or made by the Acquiror, except for any Governmental Approvals the failure to obtain or make which, individually or in the aggregate, would not reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.03.                          No Conflict.  Except as related to the identity or regulatory status of the Company or its Affiliates, the execution and delivery by the Acquiror of, and the consummation by the Acquiror of the transactions contemplated by, the Transaction Agreements to which the Acquiror is a party do not and will not (a) violate or conflict with the organizational documents of the Acquiror, (b) assuming the making and the obtaining of the Governmental Approvals referred to in Section 5.02 of this Agreement, to the Knowledge of the Acquiror, conflict with or violate any Law or Governmental Order applicable to the Acquiror or any of its Affiliates or by which any of them or any of their properties or assets are bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of the Acquiror or any of its Affiliates pursuant to, any material contract or any note, bond, loan or credit agreement, mortgage or indenture to which the Acquiror or any of its Affiliates is a party or by which any of them or any of their respective properties or assets is bound or subject, except, in the case of clauses (b) and (c) of this Section 5.03, for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that, individually or in the aggregate, would not reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.04.                          Absence of Litigation.  As of the date hereof, there are no material Actions pending or, to the Knowledge of the Acquiror, threatened in writing against the Acquiror or any of its Affiliates or any of their respective assets, properties or businesses that (i) question the legality of the transactions contemplated by any of the Transaction Agreements or (ii)  individually or in the aggregate, would reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.05.                          Securities Matters.  The Units are being acquired by the Acquiror for its own account and without a view to the public distribution or sale of any of the Units or any interest in them.  The Acquiror has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Units, and the Acquiror is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Units.  The Acquiror understands and agrees that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Units other than pursuant to a registered offering in compliance with, or a transaction exempt from, the registration requirements of the Securities Act and applicable state and foreign securities Laws.

Section 5.06.                          Financial Ability. The Acquiror has as of the date of this Agreement and will have at the Closing sufficient cash available or borrowing facilities which together will be sufficient to permit the Acquiror to consummate the transactions contemplated by this Agreement and the other Transaction Agreements and to pay all related fees and expenses.  The Acquiror has provided the Company with accurate and complete copies of materials evidencing the availability of funds possessed by or available to Acquiror sufficient for the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, the Acquiror acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent on the ability to obtain any third party financing.

Section 5.07.                          Investigation.  The Acquiror acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Transferred Subsidiaries and the Business and (b) has been furnished with or given access to such information about the Company, the Transferred Subsidiaries and the Business as it has requested.  The Acquiror further acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by any Seller, the Company, any of their respective Affiliates or their respective Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement or expressly set forth in another Transaction Agreement, (ii) except as set forth in ARTICLE III, ARTICLE IV, or as expressly set forth in a Transaction Agreement other than this Agreement, none of the Sellers, the Company or any of their respective Affiliates or their respective Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to any of the Sellers, the Company, their respective Affiliates, the Transferred Subsidiaries, the Business, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any relating to the financial condition, results of operations, assets or liabilities of any of the foregoing entities and (iii) none of the Sellers, the Company nor any of their respective Affiliates or their respective Representatives makes any representation or warranty as to (A) the operation of the Company or the Transferred Subsidiaries by the Acquiror or its Affiliates after the Closing in any manner or (B) the probable success or profitability of the Company, the Transferred Subsidiaries or the Business (whether before or after the Closing).  Except for the representations and warranties contained in ARTICLE III, ARTICLE IV or as expressly set forth in a Transaction Agreement other than this Agreement, the Acquiror has not relied upon any other representations or warranties or any other information made or supplied by or on behalf of the Sellers, the Company or any of their respective Affiliates or their respective Representatives, and the Acquiror acknowledges and agrees that none of the Sellers, the Company, their respective Affiliates or their respective Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Acquiror or its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Acquiror by any Representative of any Seller, the Company or any of their respective Affiliates).

Section 5.08.                          No Acquiror Material Adverse Effect.  Since January 1, 2016, no event has occurred or circumstance has arisen that, individually or in the aggregate, has had or would reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.09.                          Brokers.  Except for Bank of America Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquiror or its Affiliates.  The Acquiror is solely responsible for any fees and expenses payable to Bank of America Merrill Lynch.

Section 5.10.                          No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V or as expressly set forth in a Transaction Agreement other than this Agreement, neither the Acquiror nor any of its Affiliates or their respective Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, the Transaction Agreements or the Transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01.                          Conduct of Business Prior to the Closing.  Subject to any applicable Laws, during the period from the date hereof through the Closing, except (a) as expressly required by this Agreement, (b) for matters identified in Section 6.01 of the Company Disclosure Schedule, or (c) as the Acquiror otherwise consents (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Transferred Subsidiaries to, (x) conduct the Business in the Ordinary Course of Business, (y) use commercially reasonable efforts preserve intact their respective business organizations and maintain their current significant business relationships and goodwill with customers, suppliers and service providers of and to their respective businesses and (z) not do any of the following:

(i) repurchase, redeem, repay or otherwise acquire, directly or indirectly, any outstanding shares (or other applicable unit) of Interests, Units or other securities of the Company or any of the Transferred Subsidiaries;

(ii) transfer, issue, grant, sell, pledge, dispose of, or otherwise subject to any Lien (other than Permitted Liens) any shares (or other applicable unit) of Interests or other securities of the Company or any of the Transferred Subsidiaries or any options, warrants, calls or other rights to purchase or otherwise acquire any shares (or other applicable unit) of Interests or other securities of the Company or any of the Transferred Subsidiaries;

(iii) declare, set aside, make or pay any cash or non-cash dividends or other distributions (whether in stock, property or otherwise) with respect to any of its equity interests, except for dividends, distributions or other payments by any direct or indirect wholly-owned Transferred Subsidiary to the Company or any other wholly-owned Transferred Subsidiary;

(iv) effect any recapitalization, reclassification, combination, subdivision, stock split or similar change in the capitalization of the Company or any of the Transferred Subsidiaries;

(v) other than amendments to the certificate of incorporation or by-laws (or comparable organizational documents) of the Company or any of the Transferred Subsidiaries necessary to give effect to the payment of the Series A Amount to the Persons listed on Section 6.01(i) of the Company Disclosure Schedule, amend the certificate of incorporation or by-laws (or comparable organizational documents) of the Company or any of the Transferred Subsidiaries;

(vi) purchase, sell, lease, exchange or otherwise dispose of or acquire any property or assets (other than transactions occurring in the Ordinary Course of Business);

(vii) enter into any lease of real property (other than in the Ordinary Course of Business);

(viii) make any capital expenditure (other than capital expenditures required by any Contract disclosed to the Aquiror to which the Company or a Transferred Subsidiary is a party that is in effect as of the date hereof) for which the aggregate consideration paid or payable in any individual transaction is in excess of $1,000,000 or in the aggregate in excess of $5,000,000;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of the Company or any Transferred Subsidiary;

(x) (A) incur any Indebtedness (other than Indebtedness incurred under existing revolving credit facilities in the Ordinary Course of Business) or issue any debt securities, (B) assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, (C) make any loans, advances, capital contributions to, or investments in, any other Person (other than as required by any Contract disclosed to the Acquiror to which the Company or a Transferred Subsidiary is a party that is in effect as of the date hereof or in the Ordinary Course of Business), or (D) make or pledge to make any material charitable contribution;

(xi) enter into, amend (in any material respect), waive or release any material rights, claims or benefits under, or, other than pursuant to its current terms, terminate, renew or extend any Material Contract (other than, with respect to Contracts that are not Real Property Leases, in the Ordinary Course of Business); provided that the Company may enter into or amend officers’ and directors’ liability insurance (“Tail D&O Insurance”) covering the officers and directors who are, as of and prior to the Closing Date, covered by the Company’s and its Subsidiaries’ officers’ and directors’ liability insurance policies, on terms substantially similar to the terms of such current insurance in effect for the Company and its Subsidiaries prior to the Closing, so long as all premiums payable in respect of such Tail D&O Insurance so entered into or amended are paid by the Company and its Subsidiaries on or before Closing;

(xii) enter into, amend (in any material respect), waive or release any material rights, claims or benefits under, or, other than pursuant to its current terms, terminate, renew or extend any Contract to pay or receive any royalty or license fee or to license (either as licensor or licensee) any Intellectual Property (other than any non‑exclusive license for the use of any commercially available off‑the‑shelf software);

(xiii) except as required by Law or by any Benefit Plan in existence on the date hereof or involving increases or changes in the Ordinary Course of Business, (A) grant, increase or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any wages, salaries, bonuses, incentives, severance pay, other compensation, pension or other benefits payable or potentially available to any employee or (B) establish, adopt, increase or materially amend any Benefit Plan, or any arrangement that would have been a Benefit Plan had it been entered into prior to this Agreement;

(xiv) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xv) settle or compromise any Action or threatened in writing Action other than any settlement or compromise that involves solely cash payments not in the aggregate in excess of $250,000 and other than any settlement or compromise with any Tax Authority; or

(xvi) make any change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(xvii) permit the lapse of any right in any material Intellectual Property of the Company other than in the Ordinary Course of Business;

(xviii) transfer to any Person any rights in Intellectual Property of the Company, except for non-exclusive outbound licenses or service agreements entered into in the Ordinary Course of Business;

(xix) enter into Contract under which the Company or any of the Transferred Subsidiaries would be restricted from selling, licensing or otherwise distributing any products or providing services to customers or potential customers or any class of customers;

(xx) sell, lease, license, otherwise dispose of or otherwise subject to a Lien (other than a Permitted Lien) a material amount of assets of the Company or the Transferred Subsidiaries, or in either case, any interests therein, except (i) pursuant to any Contract to which the Company or a Transferred Subsidiary is a party that is in effect as of the date hereof and which has been disclosed to the Acquiror, (ii) the disposal of obsolete inventory or other assets or (iii) otherwise in the Ordinary Course of Business;

(xxi) fail to preserve and maintain all of the Owned Real Property and the Leased Real Property in substantially the same condition as existed on the date hereof, ordinary wear and tear and any changes caused by fire, earthquake, flood, windstorm, terrorism, acts of war, sabotage, military actions, hostilities, civil unrest and other similar events excepted, or erect any new material improvement or demolish any existing improvement on any of the Owned Real Property or Leased Real Property;

(xxii) fail to prepare and timely file all material Tax Returns with respect to the Company and each Transferred Subsidiary required to be filed before Closing or timely withhold and remit any material amount of employment Taxes required to be remitted by the Company or any Transferred Subsidiary, (B) file any amended Tax Return relating to a material amount of Taxes, (C) make or change any election with respect to any material amount of Taxes or (D) settle or compromise any material Tax liability, enter into any Tax closing agreement relating to any material amount of Tax, surrender any right to claim a refund of a material amount of Taxes, waive any statute of limitations regarding any material Tax, agree to any extension of time regarding the assessment of any material Tax deficiency or take any other similar action relating to any material amount of Tax; or

(xxiii) announce an intention, enter into any legally binding commitment, or otherwise commit to do any of the foregoing.

Section 6.02.                          Access to Information.

(a)            From the date hereof until the Closing Date, subject to any applicable Law, the attorney-client or other legal privileges, upon reasonable prior notice, the Company shall, and shall cause each of the Transferred Subsidiaries and each such Person’s respective Representatives to, (i) afford the Representatives of the Acquiror reasonable access, during normal business hours, to the offices, properties, facilities, books and records of the Company and the Transferred Subsidiaries, (ii) furnish to the Representatives of the Acquiror such additional financial and operational data and other information regarding the Company and the Transferred Subsidiaries as the Acquiror may from time to time reasonably request and (iii) make available to the Representatives of the Acquiror the employees of the Company and the Transferred Subsidiaries whose assistance and expertise is relevant to assist the Acquiror in connection with the Acquiror’s preparation to integrate the Company, the Transferred Subsidiaries and their businesses and personnel into the Acquiror’s organization following the Closing; provided, however, that the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the sensitive nature of the transactions contemplated by this Agreement; provided, further, that such investigation shall not unreasonably interfere with any of the businesses or operations of the Company or the Transferred Subsidiaries; provided, further, that the auditors and independent accountants of the Company and the Transferred Subsidiaries shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.  If so reasonably requested by the Company, the Acquiror shall enter into a customary joint defense agreement in form and substance reasonably acceptable to the Acquiror with any one or more of the Sellers, the Company and the Transferred Subsidiaries with respect to any information to be provided to the Acquiror pursuant to this Section 6.02(a).  The Acquiror shall reimburse the Company promptly for any reasonable out-of-pocket third-party expenses (but excluding third-party legal fees) incurred by the Company and any of its Affiliates in complying with any request by or on behalf of the Acquiror or any of its Affiliates in connection with this Section 6.02(a).

(b)            In addition to the provisions of Section 6.03, for a period of six (6) years post-Closing, in connection with (x) any response to the request or at the direction of a Governmental Authority, (y) the preparation of Tax Returns or other documents related to Tax matters and (z) any claims made by or against the Sellers (as they relate to the Company or the Transferred Subsidiaries), subject to any applicable Law, the attorney-client or other legal privileges and contractual confidentiality obligations, upon reasonable prior notice, the Acquiror shall, and shall cause the Company and the Transferred Subsidiaries to, afford the Sellers’ Representative and each Seller and its Affiliates and Representatives reasonable access, during normal business hours, to the pre-Closing books and records of the Company and the Transferred Subsidiaries (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters); provided, however, that such investigation shall not unreasonably interfere with the business or operations of the Acquiror or any of its Affiliates; and provided, further, that the auditors and independent accountants of the Acquiror or its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.  If so reasonably requested by the Acquiror, each Seller shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with any one or more of the Acquiror and its Affiliates with respect to any information to be provided to such Seller or its Affiliates or Representatives pursuant to this Section 6.02(b).  Each Seller shall reimburse the Acquiror promptly for any reasonable out-of-pocket expenses incurred by the Acquiror and its Affiliates in complying with any request by or on behalf of such Seller or its Affiliates or Representatives in connection with this Section 6.02(b).

Section 6.03.                          Books and Records.  Subject to Section 6.04(b), the Sellers and their respective Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters) of each of the Company and the Transferred Subsidiaries and their respective businesses relating to periods ending on or prior to the Closing Date (i) as required by any Governmental Authority, including any applicable Law or regulatory request or (ii) as may be necessary for the Sellers and their respective Affiliates to perform their respective obligations pursuant to this Agreement and the other Transaction Agreements, in each case subject to compliance with all applicable privacy Laws.  From and after the Closing Date, with respect to all original books, data, files, information and records of each of the Company and the Transferred Subsidiaries existing as of the Closing Date, the Acquiror shall, and shall cause each of the Company and the Transferred Subsidiaries to, (A) comply in all material respects with all applicable Laws, including the Code, relating to the preservation and retention of records, and (B) apply preservation and retention policies that are no less stringent than those generally applied by the Acquiror.

Section 6.04.                          Confidentiality.

(a)            The terms of the confidentiality agreement, dated May 26, 2016 (the “Confidentiality Agreement”), between the Company and the Acquiror are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate.  If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)            From and after the Closing, the Sellers shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence and not use any written, oral or other information relating to or obtained from the Acquiror or its Affiliates or relating to or obtained from the Company any Transferred Subsidiary or any Affiliate or Representative of the Company or any Transferred Subsidiary, except that the foregoing requirements contained in this Section 6.04(b) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than as a result of disclosure by any Seller or any of its Affiliates or any of its Representatives, (ii) any such information (including any report, statement, testimony or other submission to a Governmental Authority) is required by applicable Law, Governmental Order or such Governmental Authority to be disclosed, after prior notice has been given to the other party to the extent such notice is permitted by applicable Law, provided that no such notice is required if prohibited by applicable Law, (iii) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Agreements (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, arbitration, mediation, investigation or administrative proceeding), or (iv) any such information was or becomes available to such Seller on a non-confidential basis and from a source (other than the Acquiror or any Affiliate or Representative of the Acquiror) that is not bound by a confidentiality agreement with respect to such information.  Each Seller shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality; provided, however, that the parties hereto may disclose information about the Tax treatment and Tax structure of the transactions contemplated by this Agreement (including any facts or materials relating thereto or reasonably necessary to understand such treatment or structure).

(c)            Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that each Seller and its respective Affiliates may, without notifying the Acquiror or any other Person, share any information relating to or obtained from the Acquiror or its Affiliates with the IRS or any other Tax Authority, in each case as such Seller deems necessary or advisable in its good faith judgment.

Section 6.05.                          Regulatory and Other Authorizations; Reasonable Best Efforts.

(a)            The Sellers, the Company and the Acquiror shall use their respective reasonable best efforts to obtain as promptly as practicable all authorizations, consents, orders and approvals of all Governmental Authorities that may be or may become reasonably necessary, proper or advisable under the Transaction Agreements and applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements, and the Sellers, the Company and the Acquiror shall take all actions as may be requested by any such Governmental Authorities to obtain such authorizations, consents, orders and approvals.  The Sellers, the Company and the Acquiror shall cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such authorizations, consents, orders and approvals.  None of the Sellers, the Company or the Acquiror shall take or cause to be taken any action that they are aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any such required authorizations, consents, orders or approvals.

(b)            The Sellers, the Company and the Acquiror shall promptly make (which shall in no event be later than ten (10) Business Days after the date hereof) all filings and notifications with all Governmental Authorities that may be or may become reasonably necessary, proper or advisable under the Transaction Agreements and applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements, including (i) the Company and the Acquiror each making an appropriate filing of a notification and report form pursuant to the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party) with respect to the Transactions and (ii) the Company and the Acquiror each making any other filing that may be required under any other antitrust or competition Law or by any Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws.  The Sellers, the Company and the Acquiror each shall supply promptly to any Governmental Authorities any additional information, documentary material and testimony that may be requested by such Governmental Authorities of them pursuant to the HSR Act or any other applicable Laws.  The Acquiror shall have responsibility for the filing fees associated with its HSR Act filing and the Sellers, the Company and the Acquiror shall have responsibility for their other respective filing fees associated with any other required filings.

(c)            Nothing in this Section 6.05 shall obligate the Acquiror, the Sellers, the Company or any of the Transferred Subsidiaries to agree to (i) any divestitures or other remedy not conditioned on the consummation of the Closing or (ii) divest assets required by any Governmental Authority to permit consummation of the Closing (or to enter into such ancillary agreements, including but not limited to hold separate agreements, consent decrees, and agreements appointing trustees, as may be necessary to accomplish such divestiture), to the extent that (a) such divestitures involve assets other than assets of the Company, the Transferred Subsidiaries, the Acquiror or any Subsidiaries of the Acquiror, or (b) in the most recently completed fiscal year of the Company, such divested assets generated gross revenues in an amount equal to more than 25% of the gross revenue of the Company and the Transferred Subsidiaries, in the aggregate, in the most recently completed fiscal year of the Company, or had a fair market value equal to more than 25% of the fair market value of the assets of the Company and the Transferred Subsidiaries, in the aggregate, in the most recently completed fiscal year of the Company.

(d)            Subject to applicable Laws relating to the sharing of information, each of the Sellers, the Company and the Acquiror shall promptly notify each other of any communication it receives from any Governmental Authority and permit the other party to review in advance where feasible any proposed communication by such party to any Governmental Authority and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement and subject to Section 6.05.  The Acquiror shall not agree to participate in any meeting with any Governmental Authority, or submit any request to engage in any discussions with a Governmental Authority with respect to holding or participating in any meeting with such Governmental Authority, in each case relating to the matters that are the subject of this Agreement, unless it consults with the Sellers and the Company in advance and, to the extent permitted by such Governmental Authority, gives the Sellers and the Company the opportunity to attend and participate at such meeting.  Subject to the Confidentiality Agreement and to Section 6.05, the Sellers, the Company and the Acquiror shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing (including in seeking early termination of any applicable waiting periods under the HSR Act); provided, however, that the foregoing shall not require any Seller, the Company, any Transferred Subsidiary or any of their respective Affiliates (i) to disclose any information that in the reasonable judgment of such Seller, the Company, such Transferred Subsidiary or any of their respective Affiliates (as the case may be) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information or confidential competitive information of any Seller, the Company, any Transferred Subsidiary or any of their respective Affiliates.  None of the parties hereto shall be required to comply with any provision of this Section 6.05(c) to the extent that such compliance would be prohibited by applicable Law.

(e)            The Sellers, the Company and the Acquiror shall use their reasonable best efforts to obtain any other consents and approvals (including consents and approvals from counterparties to Material Contracts if such Material Contracts contain change-in-control provisions or other provisions that would be breached by the consummation of the transactions contemplated hereby) and make any other notifications that may be required in connection with the Transactions; provided, however, that none of the Sellers, the Company or any of their respective Affiliates shall be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval; and provided, further, that none of the Sellers, the Company or any of their respective Affiliates shall be required to take any action with respect to any third party unless such action is conditioned upon the Closing. The Sellers and the Company shall use their reasonable best efforts to obtain from each of the Series A Preferred Members a counterpart of the Series A Preferred Interest Purchase Agreement duly executed by each such Series A Preferred Member prior to Closing.

(f)            Without limiting the generality of the foregoing, with respect to the consents to be obtained from the Consent Counterparties, at the request of the Company and to the extent requested by the Consent Counterparty, the Acquiror shall (i) agree to guarantee the obligations of the Company or any of the Transferred Subsidiaries, or assume, as a primary obligor, all rights and obligations of the Company or any of the Transferred Subsidiaries under such applicable Consent Contract, and execute all documents reasonably required to effectuate such guarantee or assumption,  (ii) make any payments, including any rent adjustment or transfer premium amounts, alteration costs, commissions, processing deposits or legal fees, expressly contemplated by the change-in-control provisions and any other applicable provisions, (iii) provide any information reasonably requested by any Consent Counterparty or expressly contemplated by the change-in-control provisions and any other applicable provisions, including current financial statements of the Acquiror certified by an officer, member, partner or owner thereof; audited financial statements of the Acquiror for the previous three (3) most recent consecutive fiscal years; descriptions of the use to be made of and modifications to be made to any premises that are the subject of such Consent Contracts by the Acquiror or its Affiliates after the Closing and any potential effect such use or modification would have on other tenants of such premises; descriptions of the business operating ability or history, reputation or creditworthiness or the character of the business to be conducted by the Acquiror or any of its Affiliates at any premises that are the subject of such Consent Contracts or any banking, financial, or other credit information reasonably sufficient to enable the applicable Consent Counterparty to determine the financial responsibility of the Acquiror.

Section 6.06.                          Affiliate Obligations and Arrangements.  Except as set forth on Section 6.06 of the Company Disclosure Schedule, the Sellers shall, and shall cause their respective Affiliates to, take such actions, if any, as may be necessary so that all Affiliate Agreements are terminated prior to the Closing.

Section 6.07.                          Further Action.  The parties hereto (a) shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements, (b) shall refrain from taking any actions that could reasonably be expected to impair, delay or impede the Closing and (c) without limiting any other provision of this Agreement, shall use their respective reasonable best efforts to cause all the conditions to the consummation of the transactions contemplated by this Agreement to be met as soon as reasonably practicable (provided however, that no party shall be required to waive any condition or obligation of any other party in order to consummate the transactions contemplated by this Agreement).

Section 6.08.                          Tax Matters.

(a)            Preparation of Tax Returns.  The Acquiror shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company and the Transferred Subsidiaries that are required to be filed after the Closing Date, provided, however, that the Sellers’ Representative shall prepare and file Tax Returns that relate to taxable periods ending on or before the Closing Date.  The parties hereto agree that, to the maximum extent permitted by Law, any Tax deductions relating to Transaction Expenses shall be included on the Tax Returns for the Pre-Closing Tax Period and, for the avoidance of doubt, that deductions arising as a result of the payment of the Bonus Amount shall be included on the Tax Returns for the Pre-Closing Tax Period.  The Acquiror shall not, and shall cause the Company and their respective Affiliates to not, take any action, or permit any action to be taken, that may prevent the taxable year of the Company from ending for federal and (to the extent permitted under applicable state Law) state Income Tax purposes at the end of the day on which the Closing occurs and shall, to the extent permitted by applicable Law, elect with the relevant Tax Authority to treat for all Income Tax purposes the Closing Date as the last day of a taxable period of the Company.  Acquiror shall (i) prepare and file, or cause to be prepared and filed, any Tax Returns of the Company and the Transferred Subsidiaries that relate to a Straddle Period in accordance with past practice to the extent consistent with applicable Law, (ii) provide a draft of such Tax Returns to the Sellers’ Representative at least forty-five (45) days prior to the applicable due date (taking into account extensions), (iii) consider any comments made by the Sellers’ Representative no later than fifteen (15) days prior to such due date, and (iv) reflect any such comments to the extent they are required to be reflected under applicable Law.  The Acquiror and the Sellers agree that the election specified in section 1101(g)(4) of the Bipartisan Budget Act of 2015, Public Law 114-74, 129 Stat. 683, will not be made with respect to the Company and that no election under Section 338 of the Code or any similar provision of state, local, or non-U.S. Law will be made with respect to any Transferred Subsidiary.

(b)            The Acquiror shall promptly cause the Company to prepare and provide to the Sellers’ Representative a package of tax information materials (including schedules and work papers) (the “Tax Package”) required by the Sellers’ Representative to enable the Sellers’ Representative to prepare and file all Income Tax Returns required to be prepared and filed by it.  The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Company.  The Acquiror shall cause the Tax Package to be delivered to the Sellers’ Representative within sixty (60) days after the Closing Date.

(c)            Without the prior written consent of the Sellers’ Representative (which consent may not be unreasonably withheld, conditioned or delayed), the Acquiror shall not, and shall cause the Company and the Transferred Subsidiaries to not (i) file, amend, or modify any Tax Return relating to any Pre-Closing Tax Period, (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (iii) make or change any Tax election or accounting method that has retroactive effect to any Pre-Closing Tax Period (including any election under Section 338 of the Code (or any corresponding provision of state, local or foreign Tax law) with respect to the transactions contemplated by this Agreement), (iv) self-assess a Tax with respect to a Pre-Closing Tax Period, (v) engage in any voluntary disclosures or discussions with any Tax Authority regarding any Tax or Tax Returns relating to a Pre-Closing Tax Period, or (vi) file any private letter ruling or similar request with respect to Taxes or Tax Returns relating to a Pre-Closing Tax Period.  With respect to any Transferred Subsidiary that is treated as a corporation for United States federal income tax purposes and that is organized in a jurisdiction other than the United States or any State thereof, the Acquiror shall not, and shall cause such Transferred Subsidiary to not, (i) make any distribution (including a deemed distribution) to shareholders in excess of the amount of earnings and profits (as computed for United States federal income tax purposes) derived during that portion of the taxable year of such Transferred Subsidiary that includes the Closing that begins after the Closing (as if such portion was a single taxable year), (ii) make any investment in U.S. property within the meaning of Section 956 of the Code at any time during the taxable year of such Transferred Subsidiary that includes the Closing, or (iii) take any other action which would reasonably be expected to impact (1) the amount or character of a Seller’s gross income reportable under Section 1248 of the Code, (2) the amount of the a Seller’s associated deemed-paid foreign taxes within the meaning of Section 902 of the Code that are associated with the inclusion under Section 1248 of the Code, or (3) the amount of a Seller’s subpart F income within the meaning of Section 952 of the Code.

(d)            Tax Refunds.  Sellers shall be entitled to any refund (or credit in lieu of refund) of Taxes (including any interest paid thereon) (a “Tax Refund”) of the Company or any of the Transferred Subsidiaries for any Pre-Closing Tax Periods.  Within five (5) Business Days after receipt by the Acquiror, the Company or any of the Transferred Subsidiaries, or any Affiliate thereof, of any Tax Refund to which Sellers are entitled, the Acquiror shall deliver and pay over, by wire transfer of immediately available funds, such Tax Refund to the Sellers.  The Acquiror will, and will cause the Company and the Transferred Subsidiaries, and any Affiliate thereof, to execute such documents, take such reasonable additional actions and otherwise reasonably cooperate as may be necessary for such Persons to perfect their rights in and obtain all Tax Refunds for which any such Person is eligible and to which the Sellers are entitled.  The Acquiror will not, and will cause the Company and the Transferred Subsidiaries, and any Affiliate thereof, not to, forfeit, fail to collect or otherwise minimize any Tax Refund to which the Sellers would be entitled.

(e)            Cooperation on Tax Matters.  The Acquiror shall provide reasonable cooperation, as and to the extent reasonably requested by the Sellers, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the request of the Sellers) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Acquiror, the Company, and the Transferred Subsidiaries agree to retain all books and records with respect to Tax matters pertinent to the Company and the Transferred Subsidiaries relating to any Pre-Closing Tax Period until the expiration of the statute of limitations of the relevant Tax periods (and any extension thereof), and to abide by all record retention agreements entered into with any Tax Authority.

(f)            Audits of Tax Returns.  The Acquiror shall promptly notify the Sellers’ Representative in writing of any audit of the Company or any of the Transferred Subsidiaries with respect to a Pre-Closing Tax Period.  The Sellers’ Representative will have the right (at its election) to control, at the Sellers’ expense, any audit of any tax period of the Company or any of the Transferred Subsidiaries ending on or before the Closing Date, including any disposition of such audit; provided, however, that the Acquiror and the Company will have the right, directly or through its designated representatives, to review in advance and comment upon all submissions made in the course of such audit (including any administrative appeals thereof), and the Acquiror’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement by the Sellers that could affect the Tax liability of the Acquiror or the Company or any of the Transferred Subsidiaries in any taxable period to the extent such Tax liability is not or would not be solely the liability of the Sellers.  With respect to any audit of any tax period not described in the previous sentence, the Acquiror and the Company will have the sole responsibility for, and the right to control the audit of, such periods, but, with respect to any Tax Return that relates in part to a Pre-Closing Tax Period (including, for the avoidance of doubt, any such audit of which the Sellers have declined to assume control), the Sellers’ Representative shall have the right to participate in, to review in advance and comment upon all submissions made in the course of such audit (including any administrative appeals thereof), and approve the disposition of such audit, which approval shall not be unreasonably withheld, conditioned or delayed.

(g)            Section 754 Election.  Sellers will make, or cause to be made, an election under Section 754 of the Code with respect to the Company for the Company’s taxable year ending on the Closing Date.

Section 6.09.                          Bonus Amounts.  Promptly following the Closing, the Company shall pay to each Bonus Amount Recipient an amount equal to the portion of the Bonus Amount to which such Bonus Amount Recipient is entitled, as set forth in the schedule delivered pursuant to Section 2.03(a)(ii).  All such payments to the Bonus Amount Recipients hereunder shall be made through the Company’s payroll system.

Section 6.10.                          Non-Compete, Non-Solicit and Related Covenants.

(a)            In order to induce the Acquiror to enter into this Agreement and to induce the Acquiror to consummate the transactions contemplated hereby, each of the Persons set forth on Section 6.10 of the Company Disclosure Schedule (each a “Restricted Person”) hereby agrees that, during the period beginning immediately following the Closing and ending on the second (2nd) anniversary of the Closing Date, such Restricted Person shall not, and such Restricted Person shall cause each of its Affiliates to not, directly or indirectly, own, operate, be a partner, shareholder, co‑venturer or otherwise invest in, lend money to, consult with, manage or render services to, act as agent for,  or acquire or hold any interest in, any Person that engages in the Business in North America, Hong Kong or China without the consent of the Acquiror; provided, that such Restricted Person may own up to five percent (5%) of any class of securities that is listed or admitted to trading on a national securities exchange.

(b)            During the period beginning immediately following the Closing and ending on the second (2nd) anniversary of the Closing Date, no Seller shall solicit or hire for employment, or cause any of its Affiliates to solicit or hire for employment, any individual who, at the Closing, is an officer or management employee employed by the Company or any Transferred Subsidiary; provided that nothing herein shall prohibit any Seller from (i) conducting a general solicitation of prospective employees in the Ordinary Course of Business consistent with past practice or authorizing solicitations by recruitment firms, in each case, if not specifically directed towards any employees of the Company or a Transferred Subsidiary or hiring any Person where the initial contact with such Person regarding such hiring primarily arose as a result of such general solicitation or recruitment firm contact or (ii) soliciting or hiring any individual whose employment with the Company or Transferred Subsidiary is terminated.

(c)            During the period beginning immediately following the Closing and ending on the second (2nd) anniversary of the Closing Date, no Seller shall, directly or indirectly, solicit, request or advise any key customer, key supplier or other key business contact of the Company or any Transferred Subsidiary to cancel, curtail or otherwise materially and adversely change its business or relationship with the Company or Transferred Subsidiary.

(d)            During the period beginning immediately following the Closing and ending on the second (2nd) anniversary of the Closing Date, no Seller shall publicly disparage by any means (whether written or oral) the Company or any Transferred Subsidiary or any aspect of the Company’s or any Transferred Subsidiary’s management, policies, operations, products, services or practices in a manner that has or would reasonably have a material adverse effect on the Company or any Transferred Subsidiary.

(e)            Subject to Section 6.10(f), each Seller, on behalf of such Seller, such Seller’s estate, heirs, executors, administrators, legal representatives and trusts (as applicable), and such Seller’s successors and assigns (collectively, the “Releasing Persons”), hereby absolutely and unconditionally releases, waives and forever discharges each Releasee of and from any and all Proceedings, Losses, debts, sums of money, accounts, bonds, bills, rights, covenants, Contracts, obligations, controversies, entitlements, promises, benefits, awards, decisions, orders, injunctions, judgments, decrees, rulings, writs, assessments or arbitration awards, subpoenas and verdicts whatsoever, whether state or federal, in law or in equity, known or unknown, asserted or unasserted, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, which the Releasing Persons ever had or may now have against any Releasee for, upon, arising out of, based in whole or in part upon, or by reason of the ownership (or any claimed ownership) by such Seller at any time at or before the Closing of any equity interest of the Company, any Transferred Subsidiary or any of their predecessor entities (by merger, asset purchase or otherwise) (or any other equity interest or right to purchase an equity interest in the Company or any Transferred Subsidiary) or such Seller’s status as a member of the Company, in each case arising out of any act or omission occurring at any time at or before the Closing;

(f)            Notwithstanding anything to the contrary in Section 6.10(e), Section 6.10(e) shall not limit, reduce or otherwise affect any right or remedy of any Seller (1) arising under this Agreement, any other Transaction Agreement or any employment agreement with the Company or any Transferred Subsidiary to which such Seller is a party or (2) to be indemnified as an officer, director or manager of the Company or any Transferred Subsidiary under applicable Law or the Company’s or such Transferred Subsidiary’s organizational documents.

(g)            For purposes of Section 6.10(e) “Releasees” shall mean (1) the Acquiror, the Company, the Transferred Subsidiaries and each of their respective past, present and future Affiliates, related entities and Subsidiaries, (2) each of the respective past, present and future employees, officers, directors, managers, members, shareholders, equity holders, partners, agents, representatives, successors and assigns of the entities described in Section 6.10(g)(1) above, and (c) any company providing insurance to any of the foregoing in the past, present or future (other than the Tail D&O Insurance, if any).

(h)            The Sellers acknowledge that (1) the covenants set forth in this Section 6.10 are reasonable and an essential element of this Agreement, (2) but for the agreement of the Sellers to comply with these covenants, the Acquiror would not have entered into this Agreement and (3) breach of this Section 6.10 will harm the Acquiror to such an extent that monetary damages alone would be an inadequate remedy and the Acquiror would not have an adequate remedy at law.  Therefore, in the event of a breach by any Seller of this Section 6.10, (1) the Acquiror (in addition to all other remedies the Acquiror may have) will be entitled to seek an injunction and other equitable relief restraining any Seller from committing or continuing such breach and to enforce specifically this Agreement and its terms and (2) the duration of any period in Sections 6.10(a), 6.10(b) and 6.10(c) will be extended beyond its then‑scheduled termination date for a period equal to the duration of such breach, as applicable.

(i)            If any provision contained in this Section 6.10 is held by any court of competent jurisdiction to be unenforceable because of the duration of such provision, the geographic area covered thereby or otherwise, the court making such determination shall have the power to, and is hereby directed by the parties to, reduce the duration or geographic area of such provision or otherwise modify such provision, and, in its reduced or modified form, such provision shall be enforceable.  In addition, upon a determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

Section 6.11.                          No Shop.  Throughout the period that begins on the date hereof and ends upon the earlier of the Closing or the termination of this Agreement pursuant to Section 9.01, no Seller will, and no Seller will authorize the Company or any Transferred Subsidiary or any Representative or Affiliate of such Seller, the Company or Transferred Subsidiary to, directly or indirectly, solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to or participate in any discussion or negotiation with any Person (other than the Acquiror or any Person on the Acquiror’s behalf) regarding any acquisition of the Company’s or any Transferred Subsidiary’s equity interests, assets or business, in whole or in part (by purchase, merger, tender offer, statutory share exchange, joint venture or otherwise), except for sales of assets in the Ordinary Course of Business.  Each Seller will, and each Seller will cause the Company and each Transferred Subsidiary and the other Representatives and Affiliates of such Seller, the Company and each Transferred Subsidiary to, immediately terminate all such discussions or negotiations that may be in progress on the date hereof.

Section 6.12.                          Notices.  Throughout the period that begins on the date hereof and ends upon the earlier of the Closing or the termination of this Agreement pursuant to Section 9.01, the Company shall notify the Acquiror as promptly as practicable after the Company receives written notice from a Material Customer or Material Supplier materially reducing, making a material adverse change in, canceling or otherwise terminating its relationship with the Company or applicable Transferred Subsidiary or, to the Knowledge of the Company, threatening in writing to do any of the foregoing.

Section 6.13.                          Financial Information Cooperation.  Throughout the period that begins on the date hereof and ends upon the earlier of the Closing or the termination of this Agreement pursuant to Section 9.01, the Company shall use reasonable efforts to, and shall cause the Transferred Subsidiaries to use their respective reasonable efforts to, cooperate with Acquiror in the preparation, review and audit of financial statements and other financial information regarding the Business that is required to be included in the financial reports and other public disclosures of the Acquiror pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act in connection with the transaction contemplated hereby.  Such cooperation shall include customary assistance with the preparation of financial statements and all other financial information as reasonably requested by Acquiror and necessary for the accounting firm responsible for reviewing and auditing such financial statements to perform its review and audit, including the execution and delivery by the Company (and the Transferred Subsidiaries, if applicable) of a customary representation letter to such accounting firm (if and to the extent reasonably required by such accounting firm).  The Company and Transferred Subsidiaries shall use reasonable efforts to provide such customary cooperation in a timely manner such that the preparation of the financial statements and other financial information can be completed and the audit report thereon delivered to the Acquiror no later than sixty (60) days after the Closing Date.  The accounting firm responsible for the review and audit of such financial statements shall be Moss Adams LLP unless otherwise determined by the Acquiror.  All out-of-pocket costs and expenses incurred in connection with this Section 6.13 shall be paid by the Acquiror.

Section 6.14.                          Representation and Warranty Insurance Policy.  The Acquiror will use reasonable best efforts to cause the Representation and Warranty Insurance Policy to be issued as soon as practicable after Closing.

Section 6.15.                          Real Property Matters.

(a)            At or prior to Closing, the Company shall, and shall cause the Transferred Subsidiaries, to pay off and remove of record (i) all mortgages and fixture filings securing Indebtedness that encumber or are otherwise a Lien upon the Owned Real Property, including without limitation, that certain Open-End Mortgage, Assignment of Rents, Security Agreement and Fixture Filing, dated as of October 30, 2009, between TAP Worldwide LLC, a Delaware limited liability company and ORIX Finance Corp., and (ii) all other monetary liens that encumber or are otherwise a Lien upon the Owned Real Property that are liquidated in amount and can be cured or discharged solely by payment of money, except to the extent such other monetary liens were caused by Acquiror.

(b)        During the period from the date hereof through the Closing, the Company shall, and shall cause the Transferred Subsidiaries, to maintain the current insurance coverages on the Owned Real Property and Leased Real Property.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01.                          Employee Matters.

(a)            Except as set forth in this Section 7.01, nothing in this Agreement will obligate the Acquiror or the Company to continue the employment of any individual for any specific period after Closing (including any employee on medical, disability, family, or other leave of absence) or to provide any particular compensation, incentive, or benefits after Closing unless required by Law.  The Acquiror agrees that, during the period commencing at the Closing and ending on the first anniversary of the Closing, the Acquiror shall provide, or shall cause to be provided, with respect to each employee of the Company and the Transferred Subsidiaries who is employed as of immediately prior to the Closing (each, a “Continuing Employee”), (i) base salary or base wage and incentive and bonus opportunities (including annual bonus opportunities) that are not less than the base salary or base wage and incentive and bonus opportunities provided by the Company and the Transferred Subsidiaries to each such Continuing Employee immediately prior to the Closing, (ii) retirement benefits no less favorable than those provided by the Company and the Transferred Subsidiaries to each such Continuing Employee immediately prior to the Closing, and (iii) welfare benefits that are no less favorable in the aggregate than either (A) those provided by the Company and the Transferred Subsidiaries to each such Continuing Employee immediately prior to the Closing or (B) those provided to similarly situated employees of the Acquiror.

(b)            For purposes of vesting, benefit accrual, vacation and sick time credit and eligibility to participate (but not for benefit accrual purposes under any defined benefit pension plan) under the employee benefit plans, programs and policies of the Acquiror and its Subsidiaries providing benefits to any Continuing Employee after the Closing (including the Benefit Plans) (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and the Transferred Subsidiaries and their respective predecessors before the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, the Acquiror shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Benefit Plan in which such Continuing Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan.  The Acquiror shall use commercially reasonable efforts to cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

(c)            The Acquiror shall, and shall cause any successor thereto to honor, assume, fulfill and discharge the Company’s and the Transferred Subsidiaries’ obligations under all Benefit Plans in accordance with their terms, as such terms may be amended by the Acquiror and to the extent the Acquiror determines to continue such Benefit Plans.

(d)            To the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plan to be terminated, contingent on the occurrence of the Closing and effective immediately prior to the Closing.  Prior to the Closing and thereafter (as applicable), the Company and the Acquiror shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by the Acquiror (the “Acquiror 401(k) Plan”) to (1) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Acquiror 401(k) Plan, and (2) to the extent requested by Acquiror, to obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan.  Each Continuing Employee shall become a participant in the Acquiror 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 7.01(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(e)            The provisions of this Section 7.01 are solely for the benefit of the parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Benefit Plan, New Plan or other benefit plan, agreement or arrangement, (ii) limit the right of the Acquiror, the Company or their respective Subsidiaries to amend, terminate or otherwise modify any Benefit Plan, New Plan or other benefit plan, agreement or arrangement following the Closing or (iii) create any third-party beneficiary or other right (x) in any Person, including any current or former employee of the Company or any Transferred Subsidiary, any participant in any Benefit Plan, New Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof), with respect to which the Company, the Sellers and the Acquiror hereby expressly acknowledge and agree the Continuing Employees have third-party beneficiary rights, or (y) to continued employment with the Acquiror, the Company or any other of their respective Subsidiaries.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01.                          Conditions to Obligations of Each Party.  The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing, of each of the following conditions, any of  which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a)            No Governmental Order.  There shall be no Law or Governmental Order in existence that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b)            Approvals of Governmental Authorities.  The waiting period (and any extension of such period) under the HSR Act applicable to the consummation of the transactions contemplated by this Agreement shall have expired or shall have been terminated.

Section 8.02.                          Conditions to Obligations of the Sellers and the Company.  The obligation of the Sellers and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Company or the Sellers Representative, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties; Covenants.  (i)(x) Each of the Acquiror Specified Representations shall be true and correct in all material respects as of the Closing Date, as if made on such date and (y) each of the other representations and warranties of the Acquiror contained in ARTICLE V shall be true and correct as of the Closing Date as though made on such date (other than such representations and warranties made as of another stated date, which representations and warranties shall have been true and correct as of such date) (in the case of clause (y), without giving effect to any limitations as to materiality or “Acquiror Material Adverse Effect” set forth therein), except, in the case of clause (y), to the extent that any breaches of such representations and warranties, individually or in the aggregate, have not had, or would not reasonably be expected to have, an Acquiror Material Adverse Effect; (ii) each of the obligations, covenants and agreements of the Acquiror to be performed on or prior to the Closing shall have been performed in all material respects; and (iii) each of the Sellers shall have received a certificate of the Acquiror dated the Closing Date signed by a duly authorized executive officer of the Acquiror stating that the conditions specified in clauses (i) and (ii) of this Section 8.02(a) have been waived (by Sellers Representative or the Company) or satisfied and that since the date hereof, there has not occurred any Acquiror Material Adverse Effect.

(b)            No Acquiror Material Adverse Effect.  No Acquiror Material Adverse Effect shall have occurred since the date of this Agreement.

(c)            Escrow Agreement.  The Acquiror shall have executed and delivered to the Sellers a counterpart of the Escrow Agreement.

(d)            Delivery of Other Items.  The Acquiror shall have delivered (or caused to be delivered) to the Company each of the item listed in Section 2.09(a).

Section 8.03.                          Conditions to Obligations of the Acquiror.  The obligations of the Acquiror to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties; Covenants.  (i)(x) Each of the Company Specified Representations and the Seller Representations contained in Section 3.01 and Section 3.04 shall be true and correct in all material respects as of the Closing Date, as if made on such date and (y) each of the other representations and warranties of the Sellers and the Company contained in ARTICLE III and ARTICLE IV shall be true and correct as of the Closing Date, as if made on the Closing Date (other than such representations and warranties made as of another stated date, which representations and warranties shall have been true and correct as of such date) (in the case of clause (y), without giving effect to any limitations as to materiality or “Company Material Adverse Effect” set forth therein), except, in the case of clause (y), to the extent that any breaches of such representations and warranties, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect; (ii) each of the obligations, covenants and agreements of the Sellers and the Company to be performed on or prior to the Closing shall have been performed in all material respects; (iii) the Acquiror shall have received from the Sellers’ Representative a certificate signed on behalf of each Seller dated as of the Closing Date stating that the conditions set forth in clauses (i) and (ii) of this Section 8.03(a) as they apply to such Seller’s representations, warranties, covenants and agreements in this Agreement have been waived or satisfied; and (iv) the Acquiror shall have received a certificate of the Company dated as of the Closing Date signed by a duly authorized executive officer of the Company stating that the conditions set forth in clauses (i) and (ii) of this Section 8.03(a) as they apply to the Company’s representations, warranties, covenants and agreements have been waived (by Acquiror) or satisfied and that since the date hereof, there has not occurred any Company Material Adverse Effect.

(b)            No Material Adverse Effect.  Since the date hereof, there shall not have occurred any Company Material Adverse Effect.

(c)            Escrow Agreement.  The Sellers’ Representative shall have executed and delivered to the Acquiror a counterpart of the Escrow Agreement.

(d)            Employment Agreement.  Greg Adler shall not have resigned or otherwise voluntarily terminated his employment with the Company (nor given written notice of his intent to do so to the Company, any Transferred Subsidiary or the Acquiror), other than as a result of death, disability or incapacity.

(e)            Delivery of Other Items.  The Company shall have delivered (or caused to be delivered) to the Acquiror each of the item listed in Section 2.09(b) and (c).

ARTICLE IX

TERMINATION

Section 9.01.                          Termination.  This Agreement may be terminated prior to the Closing:

(a)            by the mutual written consent of the Acquiror and the  Sellers Representative;

(b)            by either the Sellers Representative or the Acquiror if the Closing has not occurred on or before May 5, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party hereto whose failure to take any action required to fulfill any of such party’s obligations under this Agreement has caused or resulted in the failure of the Closing to occur prior to the Termination Date;

(c)            by either the Sellers Representative or the Acquiror in the event of the issuance of a final, non-appealable Governmental Order restraining or prohibiting the consummation of the transactions contemplated by this Agreement;

(d)            by the Acquiror if there has been a material breach of or failure to perform any representation, warranty, covenant or agreement of the Sellers or the Company such that one or more of the conditions to Closing set forth in Section 8.01 and Section 8.03 are not capable of being fulfilled as of the Termination Date; or

(e)            by the Sellers if there has been a material breach of or failure to perform any representation, warranty, covenant or agreement of the Acquiror such that one or more of the conditions to Closing set forth in Section 8.01 and Section 8.02 are not capable of being fulfilled as of the Termination Date.

Section 9.02.                          Notice of Termination.  Any party hereto desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination. In the case of any such termination by the Acquiror, such written notice shall be given to the Sellers Representative and in the case of any such termination by the Sellers, such written notice shall be given to the Acquiror.

Section 9.03.                          Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its members, managers, stockholders, directors or officers in respect thereof, except as set forth in Section 6.04, this ARTICLE IX and ARTICLE XI; provided, however, that nothing in this Agreement shall relieve any party hereto from liability for (i) failure to perform the obligations set forth in Section 6.05 or (ii) any intentional breach of this Agreement.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.01.                       Survival.  The representations, warranties, covenants and agreements of the Sellers, the Company or the Acquiror contained in this Agreement and the certificates delivered pursuant to this Agreement shall not survive the Closing except to the extent specified below:

(a)            Subject to the limitations set forth herein, all covenants and other agreements contained in this Agreement that contemplate performance thereof following the Closing Date shall survive the Closing until fully performed in accordance with the terms of this Agreement, except that the covenants and other agreements related to Indemnified Taxes will survive until the applicable period for the collection or assessment or reassessment of such Indemnified Taxes shall have expired, all other covenants and agreements shall survive until the Indemnity Escrow Termination Date.

(b)            The representations and warranties contained in ARTICLE III, ARTICLE IV and ARTICLE V of this Agreement, except for the Specified Representations, will survive the Closing until the Indemnity Escrow Termination Date.  The Specified Representations shall survive the Closing until the third (3rd) anniversary of the Closing Date.

(c)             If at any time prior to termination of the applicable survival period provided above, an Indemnified Party has duly delivered to the Indemnifying Party a valid notice of claim for indemnification pursuant to this ARTICLE X, then the specific indemnification claims asserted in such notice shall survive termination of the applicable survival period until the time as such claim is resolved.

(d)            For the avoidance of doubt, the parties hereby acknowledge and agree that the survival periods set forth in this Section 10.01 are contractual statutes of limitations.

Section 10.02.                       Indemnification by Sellers.  From and after the Closing Date, and subject to the limitations set forth in this Agreement, each Seller shall severally, and not jointly and severally, indemnify and hold harmless the Acquiror, its Affiliates and/or their respective Representatives (collectively, the “Acquiror Indemnified Parties”), for and will pay to the Acquiror Indemnified Parties the amount of, any Losses (other than (i) Losses resulting from a breach or inaccuracy of the representations and warranties of the Company contained in Section 4.15 with respect to taxable periods other than Pre-Closing Tax Periods or (ii) that are described in the exception to the definition of Indemnified Taxes) that such Acquiror Indemnified Party may suffer or incur based upon, attributable to or arising from:

(a)            any breach or inaccuracy of any representation or warranty of such Seller contained in ARTICLE III of this Agreement or in any of the certificates or other instruments or documents furnished by such Seller hereunder (without giving effect to any “material,” “materially,” “materiality,” “Material Adverse Effect” or similar qualifications contained in any such representation or warranty);

(b)            any breach or inaccuracy of any representation or warranty of the Company contained in ARTICLE IV of this Agreement or in any of the certificates or other instruments or documents furnished by the Company hereunder (without giving effect to any “material,” “materially,” “materiality,” “Material Adverse Effect” or similar qualifications contained in any such representation or warranty (other than those contained in Section 4.06 (Absence of Certain Changes));

(c)            any breach of any covenant or agreement contained in or made pursuant to this Agreement of (i) the Company prior to the Closing or (ii), the Sellers or the Sellers’ Representative;

(d)            any Indemnified Taxes;

(e)            any claims relating to the allocation of the Estimated Consideration or Final Consideration among the Sellers;

(f)            the failure by any Series A Preferred Member to deliver a counterpart of the Series A Preferred Interest Purchase Agreement duly executed by such Series A Preferred Member prior to the Closing to the extent such Losses exceed the amount that would have been paid to such Series A Preferred Member at Closing if such Series A Preferred Member had delivered a counterpart of the Series A Preferred Interest Purchase Agreement prior to Closing; or

(g)            any action of the Sellers’ Representative acting in the Sellers’ Representative’s capacity hereunder.

provided that (A) the Sellers shall only be liable to the Acquiror Indemnified Parties for such Losses pursuant to Section 10.02(b), Section 10.02(c) and Section 10.02(d) in proportion to their respective Pro Rata Percentages and (B) for the avoidance of doubt, no Seller shall be liable for any breach of a Seller Representation made by any other Seller.

Section 10.03.                       Indemnification by the Acquiror.  From and after the Closing Date, and subject to the limitations set forth in this Agreement, Acquiror shall indemnify and hold harmless each Seller and each of its Affiliates and Representatives (collectively, the “Seller Indemnified Parties”) for, and will pay to the Seller Indemnified Party the amount of, any and all Losses (regardless of whether or not such Losses relate to a Third Party Claim) that such Seller Indemnified Party may suffer or incur based upon, attributable to or arising from:

(a)            any breach of any representation or warranty of the Acquiror contained in ARTICLE V of this Agreement, or in any of the certificates or other instruments or documents furnished by the Acquiror hereunder, (without giving effect to any “material,” “materially,” “materiality,” “Material Adverse Effect” or similar qualifications contained in any such representation or warranty); or

(b)            any breach of any covenant or agreement by the Acquiror contained in this Agreement.

Section 10.04.                       Exclusive Remedy and Reduction.

(a)            Exclusive Remedy.  Notwithstanding anything contained in this Agreement to the contrary, except with respect to the matters covered by Section 2.05, the parties agree that, from and after the Closing Date, the sole and exclusive remedies of the parties to this Agreement and the Acquiror Indemnified Parties and the Seller Indemnified Parties, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, equity, statute, strict liability, or otherwise) arising out of or based upon the matters set forth in this Agreement are the indemnification and/or reimbursement obligations of the parties set forth in this ARTICLE X.  In furtherance of the foregoing, each of the parties hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable Law, any and all rights and claims for Losses it may have against any other party arising under, based upon or relating to this Agreement, any Transaction Agreement, any document or certificate delivered in connection herewith, any applicable Law, common law or otherwise (except pursuant to the indemnification provisions set forth in this ARTICLE X).  The provisions of this Section 10.04 shall not, however, prevent or limit a cause of action under Section 11.12 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

(b)            Reduction; Subrogation.

(i) The Acquiror Indemnified Parties’ and Seller Indemnified Parties’ right to indemnification pursuant to this Agreement on account of any Losses shall be reduced by (A) all insurance or other proceeds actually recovered by the Acquiror Indemnified Parties or Seller Indemnified Parties, as applicable, in cash, from third parties, with respect to such Losses, including, without limitation, insurance proceeds recovered by the Acquiror Indemnified Parties under the Representation and Warranty Insurance Policy, in each case, net of the present value of any increase in insurance premiums or other charges paid by the Indemnified Party resulting from such Losses and all costs and expenses reasonably incurred by the Indemnified Party in recovering such proceeds from such third party (such proceeds, “Third-Party Proceeds”); (B) the amount by which any Tax Benefit realized by any Acquiror Indemnified Party or Seller Indemnified Party or their respective Affiliates as a result of such Losses (i) actually reduces the Tax liability of such party or such Affiliates in the taxable year in which such Losses arise or (ii) is reasonably expected to actually reduce such Tax liability in the subsequent taxable year; and (C) any amount to the extent actually and specifically included as a net deduction in the calculation of the Final Consideration, as adjusted pursuant to the post-Closing adjustment procedure set forth in Section 2.05.

(ii) The Acquiror Indemnified Parties shall use their reasonable efforts and take all reasonable steps to pursue any available coverage under any “occurrence” based Company Insurance Policies or from other third parties, including, without limitation, pursuant to indemnification obligations of third parties in favor of the Company or the Transferred Subsidiaries.  If the Acquiror Indemnified Parties fail to pursue recoveries under any “occurrence” based Company Insurance Policies or from third parties, including, without limitation, pursuant to indemnification obligations of third parties in favor of the Company or the Transferred Subsidiaries, then the Sellers’ Representative shall have the right of subrogation to pursue such insurance policies or third parties on behalf of the Sellers and may take any reasonable actions necessary to pursue such rights of subrogation in the name of the party from whom subrogation is obtained.

(iii) With respect to any Claim under Section 10.02(b) (for indemnification for any breach or inaccuracy of any Company Specified Representation) and Section 10.02(c) that seeks indemnity for Losses to the extent in excess of the Cap, the Acquiror shall use commercially reasonable efforts to pursue any available coverage under the Representation and Warranty Insurance Policy; provided, however, that pursuing such coverage shall not be a condition to Acquiror submitting a Claim under Section 10.07.

(iv) The inability of any Seller Indemnified Party or Acquiror Indemnified Party to recover any Third-Party Proceeds or any third-party’s denial or successful defense of a Claim shall not in any way prevent or limit such Seller Indemnified Party’s or Acquiror Indemnified Party’s, as the case may be, rights to indemnification for such Claim under this Agreement.

Section 10.05.                       Limitations on Indemnification of Acquiror Indemnified Parties.  Notwithstanding anything contained in this Agreement to the contrary, the rights of the Acquiror Indemnified Parties to indemnification under this Agreement are limited as follows: the Acquiror Indemnified Parties shall not be entitled to indemnification under Section 10.02(b) (other than for indemnification for any breach or inaccuracy of any Company Specified Representation or based on fraud) (i) with respect to any Claim (or a series of related Claims arising from the same underlying facts or circumstances) unless such Claim (or series of related Claims arising from the same set of facts or circumstances) involves Losses in excess of $50,000 (nor shall any such excluded Claim or series of related Claims be applied to or considered for purposes of calculating whether the Deductible has been satisfied under clause (ii) below) and (ii) until the aggregate amount of Losses for which Acquiror Indemnified Parties are Finally Resolved to be otherwise entitled to indemnification under Section 10.02(b) exceeds $3,325,000 (the “Deductible”), in which case, the Acquiror Indemnified Parties will be entitled to indemnification hereunder for such Losses in excess of the Deductible for which the Acquiror Indemnified Parties are Finally Resolved to be otherwise entitled to indemnification under Section 10.02(b), and up to a maximum of the Indemnity Escrow Amount (the “Cap”).  The Acquiror Indemnified Parties shall recover the amount of any Losses for which they are Finally Resolved to be entitled to indemnification under Section 10.02(b) (other than for indemnification for any breach or inaccuracy of any Company Specified Representation or based on fraud) solely from the Indemnity Escrow Account to the extent of the amount then remaining therein.  Subject to the limitations set forth herein, the Acquiror Indemnified Parties shall recover the amount of any Losses for which they are Finally Resolved to be entitled to indemnification under Section 10.02(b) (for indemnification for any breach or inaccuracy of any Company Specified Representation or based on fraud),  Section 10.02(c), (d), (e), (f), (g) and (h) first from the Indemnity Escrow Account to the extent of the amount then remaining therein and then from the Sellers, severally and not jointly, in accordance with their respective Pro Rata Percentage of such Losses. Notwithstanding anything herein to the contrary, claims for Losses arising out of or resulting from any breach by a Seller of any Seller Representation shall not be recovered from the Indemnity Escrow Account, but shall be made directly against the applicable Seller and such Seller shall, subject only to the following sentence, be fully liable for any such Losses. No Seller will be obligated to indemnify the Acquiror Indemnified Parties for any amount in excess of the aggregate consideration actually received by such Seller in respect of the Units held by such Seller immediately prior to the Closing.

Section 10.06.                       Limitations on Indemnification of Seller Indemnified Parties.  Notwithstanding anything contained in this Agreement to the contrary, the rights of the Seller Indemnified Parties to indemnification under this Agreement are limited as follows:  the Seller Indemnified Parties shall not be entitled to indemnification under Section 10.03(a) (other than for indemnification for any breach or inaccuracy of any Acquiror Specified Representation or based on fraud) (i) with respect to any Claim (or a series of related Claims arising from the same underlying facts or circumstances) unless such Claim (or series of related Claims arising from the same set of facts or circumstances) involves Losses in excess of $50,000  (nor shall any such excluded Claim or series of related Claims be applied to or considered for purposes of calculating whether the Deductible has been satisfied under clause (ii) below) and (ii) until the aggregate amount of Losses for which Seller Indemnified Parties are Finally Resolved to be otherwise entitled to indemnification under Section 10.03(a) exceeds the Deductible, in which case, the Acquiror shall be responsible for all Seller Indemnified Parties’ Losses in excess of the Deductible for which the Seller Indemnified Parties are Finally Resolved to be otherwise entitled to indemnification under Section 10.03(a), up to a maximum of the Indemnity Escrow Amount.  The Seller Indemnified Parties shall recover the amount of any Losses for which they are Finally Resolved to be entitled to indemnification under Section 10.03(a) (for indemnification for any breach or inaccuracy of any Acquiror Specified Representation or based on fraud) or Section 10.03(b) from the Acquiror.

Section 10.07.                       Procedures.  Subject to Section 6.08 with respect to Taxes, the following procedures shall apply to all claims for indemnification pursuant to this ARTICLE X.  The obligations to indemnify and hold harmless pursuant to Section 10.02 and Section 10.03 shall survive the consummation of the transactions contemplated by this Agreement until the end of the applicable survival periods specified in Section 10.01, except for claims for indemnification asserted prior to the end of the applicable survival period in accordance with this Section 10.07, which claims shall survive until Finally Resolved:

(a)            Notice of Losses by Acquiror Indemnified Party.  Subject to the limitations set forth in this Agreement, if any Acquiror Indemnified Party believes in good faith that it has a claim for indemnification in accordance with this ARTICLE X (an “Acquiror Claim”), the Acquiror shall, promptly after it becomes aware of such Acquiror Claim but in any event prior to the end of the applicable survival period set forth in Section 10.01, notify the Sellers’ Representative and, if applicable, the Escrow Agent of such Acquiror Claim by means of a written notice setting forth with reasonable particularity, the underlying facts of the Acquiror Claim and the Acquiror’s good-faith and non-binding estimate of the Losses incurred by the applicable Acquiror Indemnified Party with respect thereto and including copies of all written documentation in the possession of the Acquiror Indemnified Parties relating to the circumstances or events giving rise to such Acquiror Claim (an “Acquiror Claim Notice”).  The failure by the Acquiror to promptly deliver an Acquiror Claim Notice under this Section 10.07(a) will not adversely affect the applicable Acquiror Indemnified Party’s right to indemnification except to the extent that the Sellers’ Representative or any Seller is materially prejudiced thereby.

(b)            Notice of Losses by Seller Indemnified Party.  Subject to the limitations set forth in this Agreement, if any Seller Indemnified Party believes in good faith that it has a claim for indemnification in accordance with this ARTICLE X (a “Seller Claim”), the Sellers’ Representative shall, promptly after it becomes aware of such Seller Claim, notify the Acquiror of such Seller Claim by means of a written notice setting forth with reasonable particularity, the underlying facts of the Seller Claim and the Sellers’ Representative’s good-faith and non-binding estimate of the Losses incurred by the applicable Seller Indemnified Party with respect thereto (a “Seller Claim Notice” and together with Acquiror Claim Notices, each, a “Claim Notice”).  The failure by the Sellers’ Representative to promptly deliver a Seller Claim Notice under this Section 10.07(b) will not adversely affect the applicable Seller Indemnified Party’s right to indemnification except to the extent that the Acquiror is materially prejudiced thereby.

(c)            No Dispute.  If any Acquiror Indemnified Party or Seller Indemnified Party seeking indemnification hereunder (in the case of a Seller Indemnified Party, the Sellers’ Representative, on behalf of such Seller Indemnified Parties) (the “Indemnified Party”) delivers a Claim Notice in accordance with the terms of Section 10.07(a) or Section 10.07(b), as applicable, that does not involve a Third-Party Claim, the Person against whom indemnification may be sought under this Agreement (or, in the case of the Sellers, the Sellers’ Representative, on behalf of such Sellers) (the “Indemnifying Party”) shall have a period of twenty (20) Business Days within which to respond in writing to such Claim Notice to indicate whether the Indemnifying Party disputes its liability for the Claim asserted in such Claim Notice under this ARTICLE X.  If at the end of such twenty (20) Business Day period, no such written response disputing the Claim contained in the Claim Notice is delivered by the Indemnifying Party the Claim so specified in the Claim Notice shall be conclusively deemed to be a Finally Resolved liability of the Indemnifying Party under this ARTICLE X, and the Indemnifying Party shall pay (or, if applicable, cause the Escrow Agent to pay from the Indemnity Escrow Fund) the amount of such liability to the Indemnified Party on demand or, in the case of any Claim Notice in which the amount of the Claim (or any portion of the Claim) is estimated, on such later date when the amount of such Claim (or such portion of such Claim) becomes determined by the Indemnified Party.  If the Indemnifying Party has timely disputed its liability with respect to such Claim as provided above, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to Finally Resolve such Claims.

(d)            Opportunity to Defend Third-Party Claims.

(i) In the event of any claim by a third party against any Indemnified Party for which indemnification is or may be available under this ARTICLE X (whether pursuant to a Proceeding, lawsuit, other legal action, claim, demand or otherwise, a “Third-Party Claim” and together with Acquiror Claims and Seller Claims, each, a “Claim”), upon receipt by the Indemnifying Party of a Claim Notice pursuant to Section 10.07(a) or Section 10.07(b), as applicable, the Indemnifying Party may, by written notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of the Claim Notice related to such Third-Party Claim, and subject to any applicable rights of the insurer under the Representation and Warranty Insurance Policy, assume and control the defense of such Third-Party Claim in good faith by appropriate Proceedings promptly taken or instituted and diligently pursued, including the employment and engagement of attorneys of its own choice reasonably acceptable to the Indemnified Party to handle and defend such Third-Party Claim, provided, however, that the Indemnifying Party shall be entitled to direct the defense for only as long as (i) the underlying Claim is not in respect of any matter involving criminal liability and (ii) the primary remedy sought under the underlying Claim is not the imposition of any equitable remedy that would be binding upon any Acquiror Indemnified Party or any of its Affiliates (including the Company and its Affiliates).

(ii) If the Indemnifying Party has assumed the defense of any Third-Party Claim:

A.        The Indemnified Party shall, and shall cause, direct or request each of its Affiliates and Representatives, to, reasonably cooperate with the Indemnifying Party in the defense of such Third-Party Claim.  All reasonable costs and expenses incurred in connection with such reasonable cooperation shall be borne by the Indemnifying Party.

B.        The Indemnifying Party shall keep the Indemnified Party reasonably informed of the progress of any such defense including the availability of any compromise or settlement.

C.        The Indemnified Party may at its own cost and expense participate in the defense with its own separate counsel and at its own expense; provided, however, that if the Indemnified Party shall have received written advice from outside counsel (which need not be in the form of a formal written opinion of such counsel and which may be in the form of an email indication of such counsel’s advice) that an actual or potential conflict of interest (including one or more legal defenses or counterclaims available to such Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third-Party Claim and the Indemnified Party chooses to participate in the defense of such Third-Party Claim with its own separate counsel, then the Indemnifying Party shall be liable for the reasonable fees, costs and expenses of counsel employed by the Indemnified Party.

D.        The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, and subject to any applicable rights of the insurer under the Representation and Warranty Insurance Policy, consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, such Third-Party Claim, unless (A) such settlement, compromise, discharge or entry of any judgment (1) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by or on behalf of the Indemnified Party or any violation of the rights of any Person by or on behalf of the Indemnified Party and does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnified Party and (2) does not subject the Indemnified Party to any injunctive relief or other equitable remedy and does not encumber any of the assets or operations of any Indemnified Party, and (B) the Indemnifying Party shall (1) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless otherwise provided in such judgment and, in such case, in accordance with such judgment) and (2) obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Party from any and all liabilities in respect of such Third-Party Claim.

(iii) The Indemnified Party may take any actions reasonably necessary to defend a Third-Party Claim prior to the time the Indemnifying Party assumes the defense thereof and the Indemnifying Party shall be liable for the reasonable fees, costs and expenses of counsel employed by the Indemnified Party for such period.

(iv) If the Indemnifying Party fails or elects not to assume the defense of such Third-Party Claim in accordance with this Section 10.07(d) within twenty (20) Business Days after delivery of the Claim Notice for such Third-Party Claim:

E.         The Indemnified Party against which such Third-Party Claim has been asserted shall (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake the defense of such Third-Party Claim, and the Indemnifying Party shall be liable for any Losses of such Third-Party Claim, if any, when Finally Resolved and subject to the terms of this Agreement.

F.         The Indemnified Party shall keep the Indemnifying Party reasonably informed of the progress of any such defense including the availability of any compromise or settlement.

G.        The Indemnified Party shall not consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, such Third-Party Claim or admit to any liability with respect to such Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed in the case of any Third-Party Claim that the Indemnifying Party has elected not to defend).

(v) Except with respect to any sharing of privileged materials under any common interest agreement or joint defense agreement entered into by the Sellers’ Representative and the Acquiror, the Indemnified Party shall not be required to make available to the Indemnifying Party any information to the extent it (A) is subject to an attorney-client or other applicable legal privilege or any confidentiality agreement or obligation prohibiting its disclosure or (B) might reveal any such privileged or confidential information; provided, however, that if the Indemnifying Party has assumed the defense of a Third-Party Claim, the Indemnified Party shall request, but shall not be required to obtain, a waiver of any such confidentiality obligations upon the reasonable written request of the Indemnifying Party and the Indemnified Party and the Indemnifying Party shall cooperate in seeking to find a way to allow disclosure of privileged information pursuant to this Section 10.07(d)(iv) without causing such privilege to be lost.

(e)            To the extent this Section 10.07 is inconsistent with Section 6.08 with respect to any Tax matter, the provisions of Section 6.08 shall control.

Section 10.08.                       Mitigation.  Each party shall take commercially reasonable steps to mitigate any of its Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

Section 10.09.                       Manner of Payment; Escrow.

(a)            In the event a Claim for indemnification under this ARTICLE X has been Finally Resolved, subject to the limitations set forth herein, the amount of Losses so Finally Resolved shall be paid, in each case no later than three (3) Business Days after such Claim has been Finally Resolved:

(i) Subject to Section 10.09(b), if the Indemnified Party is an Acquiror Indemnified Party, to the Indemnified Party from the Indemnity Escrow Account or by the Sellers, as applicable, in accordance with the Escrow Agreement and this ARTICLE X, promptly following written demand delivered to the Sellers’ Representative; and

(ii) if the Indemnified Party is a Seller Indemnified Party, to the Indemnified Party by the Acquiror on demand (which demand may be made by the Sellers’ Representative) in immediately available funds.

(b)            Any amount of Losses Finally Resolved and payable by an Indemnifying Party pursuant to this ARTICLE X shall be paid promptly and payment shall not be delayed or reduced pending any determination or receipt of Third-Party Proceeds relating to such Losses, subject to the limitations set forth herein.  In any case where an Indemnified Party recovers any Third-Party Proceeds relating to Losses previously paid to such Indemnified Party by an Indemnifying Party pursuant to this ARTICLE X, such Indemnified Party shall promptly pay over to the applicable Indemnifying Party (or, in the case where the Losses previously paid pursuant to Section 10.09(a)(i) were paid from the Indemnity Escrow Account, to the Escrow Agent for deposit into the Indemnity Escrow Account or, after the Indemnity Escrow Termination Date, to the Sellers’ Representative on behalf of the Sellers) the lesser of (i) the amount of such Third-Party Proceeds and (ii) the amount of Losses previously paid by the Indemnifying Party to or on behalf of the Indemnified Party to which such Third-Party Proceeds relate.

(c)            On the Indemnity Escrow Termination Date, the balance of the funds remaining in the Indemnity Escrow Account (less the aggregate portion of the remaining funds in the Indemnity Escrow Amount claimed by the Acquiror Indemnified Parties pursuant to Claims made against such funds in accordance with this Agreement and not Finally Resolved prior to such date) shall be released to the Sellers’ Representative (for the benefit of Sellers).  At any time following the Indemnity Escrow Termination Date, to the extent the available balance in the Indemnity Escrow Account exceeds the aggregate portion of the amount claimed by the Acquiror Indemnified Parties pursuant to Claims made in accordance with the terms of this Agreement and the Escrow Agreement, and not Finally Resolved prior to the time of determination, such excess shall be promptly released to the Sellers’ Representative (for the benefit of Sellers) within three (3) Business Days by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative.

(d)            Upon receipt of any funds pursuant to Section 10.09(c), the Sellers’ Representative shall distribute or cause to be distributed the portion of such funds to which any Seller is entitled, if any, to such Seller in accordance with such Seller’s Pro Rata Percentage, not later than five (5) Business Days from the date of receipt.

Section 10.10.                       No Right to Contribution.  From and after the Closing, (a) neither the Sellers’ Representative nor any Seller shall make any claim for indemnification, contribution, reimbursement, set-off or similar rights of recovery from the Acquiror or any of its Subsidiaries or any of their respective officers, directors or employees with respect to any Losses of any Acquiror Indemnified Party arising under or in connection with Section 10.02, and (b) the Sellers’ Representative, on its own behalf and on behalf of all Sellers, hereby waives and relinquishes any and all rights to indemnification, contribution, reimbursement, set-off or similar rights of recovery, whether known or unknown, against the Acquiror or any of its Subsidiaries or any of their respective officers, directors or employees that it has or may have in the future with respect to any breach, default or non-performance by the Company of any representation or warranty contained in this Agreement or any covenant or agreement contained in this Agreement that by its terms is to be performed on or prior to the Closing Date or any other action or omission by the Company or any of its Subsidiaries or any of their respective officers, directors or employees occurring prior to the Closing that may be alleged to have resulted in any Losses of any Acquiror Indemnified Party arising under or in connection with this Agreement.

Section 10.11.                       Adjustment to Consideration.  For Tax purposes, any payments made pursuant to this ARTICLE X shall be construed as an adjustment to the Final Consideration to the maximum extent permitted by applicable Law.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01.                       Expenses.  Except as may be otherwise specified in this Agreement and the other Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 11.02.                       Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following respective addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 11.02):

(i)	if to the Company prior to the Closing:

TAP Automotive Holdings, LLC
400 West Artesia Boulevard
Compton, CA 90220
Attention: Darren M. Salvin, Esq.
Facsimile: (310) 747-3907
Email: dsalvin@4wheelparts.com

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Attention: Stephen M. Kotran, Esq.
Facsimile: (212) 291-9086

(ii)	if to the Sellers' Representative, on behalf of each Seller:

ORIX Funds Corp.
1717 Main Street, Suite 1100, Dallas, TX 75201
Attn: Robert J.B. Lenhardt
Email: rlenhardt@orix.com
Facsimile: 214-237-2152

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Attention: Stephen M. Kotran, Esq.
Facsimile: (212) 291-9086

(iii)	if to the Acquiror or to the Company after the Closing:

Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340
Attention: Senior Vice President, Corporate Development
Facsimile: (763) 542-0595

with a copy to:

Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340
Attention: General Counsel
Facsimile: (763) 542-0595

with a copy to:

Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 S. Seventh Street
Minneapolis, MN 55402
Attention: W. Morgan Burns, Esq.
Facsimile: (612) 766-1600

Section 11.03.                       Public Announcements.  No party hereto or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or applicable securities exchange rules, in which case the party hereto required to publish such press release or public announcement shall allow, to the extent reasonably practicable, the other parties hereto a reasonable opportunity to comment on such press release or public announcement in advance of such publication or (b) to the extent reasonably necessary for a party hereto to enforce its rights and remedies under this Agreement.  Prior to the Closing, none of the parties hereto, nor any of their respective Affiliates or Representatives, shall make any disclosure concerning plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Company or any of the Transferred Subsidiaries without first obtaining the prior written approval of the other parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 11.04.                       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 11.05.                       Entire Agreement.  Except as otherwise expressly provided in the Transaction Agreements, this Agreement and the other Transaction Agreements constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the parties hereto with respect to the subject matter of the Transaction Agreements.

Section 11.06.                       Assignment.  This Agreement shall not be assigned, in whole or in part, by operation of law or otherwise without the prior written consent of the parties hereto.  Any attempted assignment in violation of this Section 11.06 shall be void.  This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

Section 11.07.                       No Third Party Beneficiaries.  Except as provided in ARTICLE X with respect to Seller Indemnified Parties and Acquiror Indemnified Parties and as provided in Section 7.01(c), this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.08.                       Amendment; Waiver.  No provision of this Agreement or any other Transaction Agreements may be amended, supplemented or modified except by a written instrument signed by Acquiror and Sellers’ Representative.  No provision of this Agreement or any other Transaction Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.  No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.09.                       Disclosure Schedules.  Matters reflected in any Section of this Agreement, including any section or subsection of the Sellers Disclosure Schedule or the Company Disclosure Schedule, are not necessarily limited to matters required by this Agreement to be so reflected.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  No reference to or disclosure of any item or other matter in any Section or Schedule of this Agreement, including any section or subsection of the Sellers Disclosure Schedule or the Company Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement, the Sellers Disclosure Schedule or the Company Disclosure Schedule.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 11.10.                       Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)            The Transaction Agreements, the Transactions and all claims and defenses arising out of or relating to any such transactions or agreements or the formation, breach, termination or validity of any such agreements, shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any conflicts of Law principles of such state that would apply the Laws of another jurisdiction.

(b)            Each party hereto irrevocably and unconditionally:

(i) submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware, in any Action directly or indirectly arising out of or relating to this Agreement, the transactions contemplated by this Agreement, or the formation, breach, termination or validity of this Agreement and agrees that all claims in respect of any such Action shall be heard and determined solely in such court;

(ii) consents that any such Action may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in such court or that such court is an inconvenient forum for the Action and agrees not to assert, plead or claim the same;

(iii) agrees that the final judgment of such court shall be enforceable in any court having jurisdiction over the relevant party or any of its assets;

(iv) irrevocably waives any right to remove any such Action from the Delaware Court of Chancery to any federal court;

(v) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.02; and

(vi) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the applicable rules of procedure.

(c)        EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER ANY OF THE TRANSACTION AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE FORMATION, BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 11.10.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 11.11.                       Rules of Construction.  Interpretation of this Agreement and the other Transaction Agreements (except as specifically provided in any such other Transaction Agreements, in which case such specified rules of construction shall govern with respect to such other Transaction Agreements) shall be governed by the following rules of construction:  (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Preamble, Recitals, Article, Section, paragraph, Schedule and Exhibit are references to the Preamble, Recitals, Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified; (c) references to “$” shall mean U.S. dollars; (d) the word “including” and words of similar import shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) the words “herein,” “hereof,” “hereunder” or “hereby” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section; (g) the headings are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (h) the Transaction Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (i) if a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning; (j) references to any statute, listing rule, rule, standard, regulation or other law include a reference to (A) the corresponding rules and regulations and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (k) references to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section; (l) references to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise; and (m) references to any Contract or organizational document are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time, unless otherwise stated.

Section 11.12.                       Specific Performance.  Subject to Section 10.04, (a) the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, (b) it is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity and (c) in the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim that there is an adequate remedy at law.

Section 11.13.                       Counterparts.  This Agreement and each of the other Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of such Transaction Agreement.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

By the Company:

TAP AUTOMOTIVE HOLDINGS, LLC

By:	/s/ Darren Salvin
	Name:	Darren M. Salvin, Esq.
	Title:	G.C., EVP., Member

By the Sellers’ Representative, solely in its capacity as the Sellers’ Representative:

ORIX FUNDS CORP.

By:	/s/ Paul Wilson
	Name:	Paul Wilson
	Title:	Chief Financial Officer

By Seller:

TAPL, LLC

By:	ORIX FUNDS CORP., its Member

	By:	/s/ Paul Wilson
		Name:	Paul Wilson
		Title:	Chief Financial Officer

By Seller:

Greg Adler

/s/ Greg Adler
By: Greg Adler

By Seller:

Tim Mongi

/s/ Tim Mongi
By: Tim Mongi

By Seller:

Rich Botello

/s/ Rich Botello
By: Rich Botello

By Seller:

Jim Arteaga

/s/ Jim Arteaga
By: Jim Arteaga

By Seller:

Bob Campanelli

/s/ Bob Campanelli
By: Bob Campanelli

By Seller:

Greg Gardiner

/s/ Greg Gardiner
By: Greg Gardiner

By Seller:

Mark Lane

/s/ Mark Lane
By: Mark Lane

By Seller:

Dave Rittenhouse

/s/ Dave Rittenhouse
By: Dave Rittenhouse

By Seller:

Darren Salvin

/s/ Darren Salvin
By: Darren Salvin

By Seller:

Ripper Gledhill

/s/ Richard Gledhill
By: Richard Gledhill

By Seller:

Rob Forman

/s/ Rob Forman
By: Rob Forman

By Seller:

Ken Rourke

/s/ Ken Rourke
By: Ken Rourke

By Seller:

Sean Angues

/s/ Sean Angues
By: Sean Angues

By the Acquiror:

POLARIS INDUSTRIES INC.

By:	/s/ Scott W. Wine
	Name:	Scott W. Wine
	Title:	Chief Executive Officer